

UNITED COMMUNITY
FINANCIAL CORP.

2003 Annual Report

Home Savings ■ Butler Wick




years

1998

United Community Financial Corp. (NASDAQ: UCFC) was founded in July of 1998 with a mission of effectively deploying capital to develop new markets and to diversify products and services that enhance shareholder value. Five years later, we're still going strong.

With its sole subsidiary being The Home Savings and Loan Company (Home Savings), United Community received overwhelming support from the community during its conversion from a mutual savings association to a stock savings association. In fact, total assets at the end of 1998 were $1.3 billion, an increase of $212.3 million from 1997, and total equity at year-end was $464.6 million, an increase of $323.3 million. These increases in assets and equity were attributable primarily to the sale of United Community stock.

In August of 1999, United Community acquired Butler Wick Corp., a holding company that, through its subsidiaries, offered securities brokerage, asset management, trust services, insurance products/services, municipal finance and underwriting.

Further acquisitions, which included the former Industrial Bancorp in 2001 and Potters Financial Corporation in 2002, have helped to fulfill United Community's objective of successfully evolving into a dynamic financial company, characterized by growth, diversity and a commitment to the communities we serve.

In 2002 and 2003, United Community attained record levels of profitability and has averaged over 20% in year-to-year net income growth during our five years of existence. Today, we believe United Community continues to be uniquely positioned to capitalize on the opportunities created by a [illegible] changing financial [illegible]

2003

market areas

■ HOME SAVINGS

Northeast Division

Ohio

Austintown
Boardman
Canfield
Columbiana
East Liverpool
East Palestine
Lisbon
Niles
Poland
Salem
Struthers
Warren
Youngstown

Pennsylvania

Beaver

Northwest Division

Ohio

Ashland
Bellevue
Clyde
Findlay
Fremont
Lexington
Norwalk
Sandusky
Tiffin
Willard

Northcentral Division

Ohio

Aurora
Beachwood
Canton
Columbus
Dayton
Mentor
Stow

■ BUTLER WICK

Ohio

Alliance
Beachwood
Canfield
Canton
Cleveland
Columbus
Dayton
Kent
Salem
Warren
Youngstown

Pennsylvania

Franklin
Sharon



United Community Financial Corp. (NASDAQ: UCFC) is the holding company for Home Savings and Butler Wick. Home Savings, a community-oriented financial institution serving customers in Ohio and western Pennsylvania, celebrates its 115th year of service in 2004. Butler Wick, through its subsidiaries, has served northeastern Ohio and western Pennsylvania since 1926. Through acquisition and internal growth, Home Savings now operates 41 offices and continues to expand its market area. Butler Wick has also grown by opening new offices and introducing products and services that have generated profitable returns.



financial highlights

Net Income Per Common Share Diluted


2003 $0.72
2002 $0.65
2001 $0.48
(in dollars)

Total Assets


2003 $2,073,833
2002 $1,990,131
2001 $1,944,780
(in thousands)

(at December 31, 2003)

Deposits (in millions)

Certificates of Deposit	$742.2
Savings Accounts	312.2
Money Market Accounts	190.1
Checking Accounts	179.2





Gross Loans (in millions)

Real Estate Loans	$1,076.0
Construction Loans	405.1
Consumer Loans	218.8
Commercial Loans	66.8

At December 31 [illegible]	2003	2002	2001	2000	1999
Total Assets	$ 1,[illegible],833	$ 1,[illegible]	$ 1,[illegible],780	$ [illegible]00,199	$ [illegible],573
Loans, net	1,[illegible]6,494	1,478,213	1,400,479	876,653	723,087
Deposits	1,423,698	1,481,901	1,383,418	900,413	834,087
Shareholders' equity	279,836	274,569	261,880	261,899	256,868
Book value per common share	8.21	7.79	7.34	7.02	6.80
Market value per common share	11.41	8.65	7.20	6.94	9.94
Common shares outstanding	34,086	35,245	35,668	37,317	37,758
For the Year					
Net interest income	$ 71,411	$ 71,724	$ 56,942	$ 47,518	$ 55,687
Noninterest income	40,845	31,806	28,449	24,754	22,721
Net income	22,940	20,817	15,679	11,614	10,395
Net income per common share:					
Basic	$ 0.73	$ 0.65	$ 0.49	$ 0.35	$ 0.31
Diluted	0.72	0.65	0.48	0.35	0.30
Dividends paid per common share	0.30	0.30	0.30	0.30	0.30

dear fellow shareholders

On behalf of your Board of Directors, I once again take great pleasure in presenting this annual report to shareholders. As you read this report, you will see that 2003 was a year of very strong performance, with unprecedented levels of activity and profitability. In each of the five full years since our initial public offering, United Community Financial Corp. set ambitious goals and objectives and has demonstrated the ability to implement the strategies necessary to achieve them.

For 2003, United Community's net income was $22.9 million or $0.72 per diluted share compared to $20.8 million or $0.65 per diluted share in 2002. This represents an earnings per share growth rate of 11% for 2003 and an average annual growth rate in earnings per share of 35% since 1999, our first full year of operation. Our Return on Average Assets (ROA) was 1.15% and our Return on Average Equity (ROE) was 8.27% in 2003, which shows significant improvement from the levels of 1.04% and 7.74%, respectively, reported for 2002. We repurchased 1.3 million of our own shares in 2003 and maintained an aggressive dividend payout ratio of 42%. Clearly, our strategic focus upon revenue growth, expense control and managing our capital position has been very effective.

At the heart of the banking side of our business is the ability to originate and service loans and to develop customer relationships through deposit acquisition. In 2003, Home Savings originated approximately $1.65 billion in loans, with 70% of those for the purchase, construction or refinance of 1–4 family homes. Commercial and commercial real estate loans accounted for 18% of those loans, and 12% were in consumer and installment loans. This level of production was nearly double the amount of loans made in 2002, which [illegible] 2003.

of credit quality reflected in our total, end-of-year delinquency rate of only 1.08%.

Since the low interest rate environment of 2003 created a lucrative secondary market for mortgage loans, our need for deposit growth to fund those loans was diminished. However, our desire for customer account relationships continued to be strong. As a result, total savings deposits in high-cost certificates decreased by $76 million, while regular savings accounts increased $10 million and checking account deposits increased by $12 million. During 2003, we opened nearly 11,000 new checking accounts, deposit fee income rose nearly $1 million from the prior year and our cost of deposits went from 2.73% at December 31, 2002 to 1.93% at December 31, 2003, a reduction of over 29%.

As a result of these and other actions, we increased our net interest margin from 3.79% to 3.81%, increased our interest rate spread from 3.36% to 3.51% and reduced our operating expense to average asset ratio from 3.74% to 3.70%.

In terms of branch banking facilities, we initiated remodeling projects at our Clyde and Sandusky offices in 2003. We also completed plans for relocation of our Austintown and Fremont offices and, in December, opened our 35th full-service retail office in Aurora, Ohio. One year ago, I announced the opening of a new branch in Mentor, Ohio, and I am particularly pleased to report that deposits in that branch currently exceed $16 million – well beyond our already high expectations.

The strengthening economy has also enabled Butler Wick to experience revenue growth and [illegible] reporting steady and consistent growth in number of accounts, market value of those accounts and fee revenue. In the last 18 months, Butler Wick has established a presence in the Ohio communities of Beachwood, Dayton and Columbus.

Beside our core business, there is much to be proud of at United Community. Our Charitable Foundation continued to support worthy educational, charitable and community-service organizations by distributing nearly $682,000 in 2003. In addition, our Company has been recognized for superior performance by the Youngstown/Warren Regional Chamber of Commerce, the *Cleveland Plain Dealer* and *Inside Business Magazine*.

In closing, I would like to acknowledge the service provided to our Company by Charles B. Cushwa III, who passed away in December 2003. Mr. Cushwa served as a member of The Home Savings Board of Directors for 28 years and, most recently, as Chairman of the Nominating and Corporate Governance Committee. His wisdom, experience and dedication to our Company will be greatly missed.

On behalf of your Company's management, staff and Board of Directors, I thank you for your support.



Douglas M. McKay
President and Chairman of the Board, United Community Financial Corp.
Chief Executive Officer and Chairman of the Board, Home Savings



"United Community set ambitious goals and objectives and has demonstrated the ability to implement the strategies necessary to achieve them."

Two-thousand-three was yet another banner year for Home Savings. Characterized by low interest rates, strong loan demand, business expansion and the highest level of net income ever achieved, it was the most successful year in our 114-year history.

"We have the distinction of being the largest publicly-owned thrift in the State of Ohio," stated David G. Lodge, Home Savings President and COO, "and we are proud to be among the top three in terms of profitability for companies of our size."

Throughout the year, we continued to look for additional growth opportunities in new market areas that would result in profitable expansion for the Company. In December, Home Savings opened a newly constructed, full-service retail branch in Aurora, Ohio, marking our third office in the Cleveland area. According to Lodge, Aurora and its surrounding communities are viable markets with tremendous growth potential. "When entering new markets, we realize the importance of not only offering a wide array of financial products, but also providing personalized service at a level that differentiates us from the competition," he stated. Additionally, we celebrated the opening of a full-service loan production office in Columbus, Ohio. Through commercial, residential and construction lending, the office originated over $100 million in new business in 2003. "Considering the office only opened in May, we are extremely pleased with those results," Lodge noted.

Our focused growth strategies helped us to yield record sales levels in our mortgage, consumer and commercial loan divisions for the third consecutive year. With over $700 million in residential mortgage loan originations and nearly 7,000 loans closed, our 2003 volume was remarkable. When factoring in residential contractor and builder-direct loans, our total mortgage loan originations skyrocketed to over $1 billion compared to $590 million in 2002. Of course, the refinance boom contributed greatly to these numbers. According to a recent report by the National Association of Realtors, low mortgage rates powered the housing market. In fact, the average rate on a 30-year, fixed-rate mortgage for all of 2003 was 5.83%, the lowest annual average since Freddie Mac began tracking interest rates in 1971. "Currently, Home Savings is the leading lender in Mahoning County. However, since interest rates are now gradually on the rise and the refinance business has slowed down, we are focused on finding new, innovative ways to maintain our market share in 2004," Lodge noted.



■ DAVID G. LODGE, PRESIDENT AND COO, HOME SAVINGS

"We will never lose sight of the ever-changing needs of our customers. They are, and will remain, the cornerstone of our business."

[illegible] million in 2002, our consumer loan portfolio grew to over $2[illegible] million in 2003, a [illegible]% increase. Included in this total were $134 million in home equity loans, $48 million in auto loans and $20 million in boat loans. "There is obviously a strong demand for auto and boat loans in our market areas. As a result of research conducted, we will also look to implement a recreational vehicle (RV) loan product in 2004," Lodge said.

Our commercial real estate loan portfolio totaled over $520 million at December 31, 2003, which was a 45% increase from December 31, 2002. The new loan volume was predominantly stabilized existing investment real estate, with an average loan size of approximately $1 million. Our expanded market area, which now encompasses Ohio, western Pennsylvania, southeast Michigan and parts of New York and West Virginia, greatly contributed to our bottom line in 2003.

While we recorded substantial growth in our total loan portfolio, our overall delinquency ratio is well below industry standard. By year-end 2003, our total loan delinquency was reduced to 1.08% from 1.77% in December 2002, and in the area of residential mortgage, our delinquency fell to 1.15% within the same time period. The current industry average for consumer loan delinquency is reported to be 2.61% (excluding credit cards); however, it is only 1.06% at Home Savings. Likewise, our commercial real estate loan delinquency is at only .55% and our total commercial loan delinquency is at .87%, far below the industry average of nearly 1.50%.

On the deposit side, we experienced a slight decrease in total deposits from $1.5 billion at December 31, 2002 to $1.4 billion at December 31, 2003. This decrease included a $76.1 million reduction in certificates of deposit, attributed mainly to maturities that were not renewed due to the current interest rate environment. However, this number was partially offset by increases of $9.9 million in savings accounts and $12.1 million in checking accounts.



Our product development efforts in 2003 were highlighted by the introduction of several business products, including a Small Business Accounts program, Free Business Checking and Cash Management. Each of these provides Home Savings with a greater ability to attract new business customers and increase cross-selling opportunities.

In this age of technology, people have come to expect convenience when they do their banking, as evidenced by our growing number of Online Banking and TeleBanking users. Therefore, we will remain focused on providing our customers with easy, convenient and enhanced 24-hour access to their account information.

Our website recently underwent a complete redesign with improved functionality, which contributed to the highest levels of online activity ever recorded at Home Savings. Serving as the foundation for each of our online systems, our corporate website reached a milestone this year with over one million visits to the site. Online Banking users grew by 63% over last year, with an average of 198 new users per month. Total number of visitor sessions to the system also increased tremendously from 305,870 in 2002 to 574,510 in 2003. Equally impressive, TeleBanking experienced [illegible] more calls than last year, which represents a 28% grow[illegible]

Our corporate website, www.homesavings.com, reached a milestone this year with over one million visits to the site.



In 2003, Home Savings was recognized during the Annual Society for Human Resources Management Conference for its continuing practices in diversity, including the establishment of a diversity committee, partnering with minority organizations and enhancing employee awareness. Additionally, we were presented with the Northcoast 99 Award by the Employers Resource Council and named "One of the 99 Best Places to Work in Northeast Ohio."

We are aware that 2004 will be a challenging year as the economy rebounds. However, our priorities will still include capitalizing on continued growth and focusing on expense reduction. We also have several new products and initiatives in development to meet the diverse financial needs of our customers, including a first-time homebuyers program, specialty certificates of deposit and interest-only home equity lines of credit.

In spite of our commitment to grow, we will never lose sight of the ever-changing needs [illegible]

charitable foundation

Since its establishment in 1991, our Charitable Foundation has made every effort to enhance the quality of life in the communities we serve. That focus has never changed. Regardless of our nation's economic condition, our Charitable Foundation has continued to support a number of worthy causes and non-profit organizations throughout Ohio and Pennsylvania on behalf of United Community, Home Savings and Butler Wick.

During 2003, the Foundation disbursed nearly $682,000, including $23,000 in scholarships to area high school and college students. In 2004, the Foundation will expand its reach by adding the Ohio communities of Aurora, Beachwood, Solon and Twinsburg.

"We are proud that we were able to maintain this level of support throughout the year, despite a struggling economy," said Darlene Pavlock, Executive Director, "and we look forward to our continued relationship with such organizations as the United Way, YMCA, American Cancer Society and Help Hotline Crisis Center, as well as several domestic violence shelters and food banks throughout our market areas."



Charitable Contributions

General Population	38%
Education	23%
Healthcare	11%
Disadvantaged Adults	9%
Disadvantaged Children	7%
Civic Responsibility	7%
Cultural Activities	4%
Animal Welfare	1%

butler wick

In 2003, Butler Wick continued to concentrate on delivering quality products and services to customers in the personal manner for which we have become known. "We showed improvement in most all sectors of our business with revenue increasing substantially from 2002 levels," stated Thomas J. Cavalier, Chairman, President and CEO, Butler Wick Corp.

This growth can be attributed to low interest rates, tax law changes that are more investor-friendly and a recovering economy. Our Private Client Group, serving individual investors, opened a new office in Beachwood, Ohio, and demonstrated consistent growth throughout the year. "This is largely due to the fact that our financial advisors take the time to determine the objectives for each of our clients. They know that every investor is unique," he said.



Two areas of our business experienced a record year in terms of both revenue and profit. Our Trust Company continued an impressive growth spurt, boasting total assets exceeding $600 million, while our Capital Markets Group served as the investment banker and underwriter for 23 bond financings totaling $270 million. Our clients include several municipalities, school districts and hospital systems.

Also in 2003, we created an Institutional Markets Group in Columbus, Ohio, to service institutional clients, including banks, thrifts, credit unions, insurance companies, mutual funds and other asset managers. The expertise of this group encompasses bond swaps, mortgage portfolio analysis and derivatives, utilizing the latest technology to capture the most efficient and competitive execution. "Our ultimate goal is to provide advice and solutions that result in portfolio optimization," noted Cavalier. "We expect our Institutional Markets Group to experience substantial growth in 2004 and beyond."

At Butler Wick, we realize that our greatest strength as an organization lies within our people. Our professionals have helped thousands of individuals, corporations and institutions achieve their financial objectives. Because of our ability to provide sound advice, unparalleled service and a solid foundation of product offerings, we strive to consistently exceed our clients' expectations.

From our humble beginnings as a two-man brokerage house, we have always worked to improve and expand our products and services, which currently include insurance, municipal finance, fee-based portfolio management, independent trust services and client on-line access. With our capabilities and multi-level professional support, we can assist our clients in any financial endeavor, at any point in life.

■ Thomas J. Cavalier, Chairman, President and CEO, Butler Wick

"We showed improvement in most all sectors of our business with revenue increasing substantially from 2002 levels."

economy and market environment which should be conducive to business. If conditions are favorable, Butler Wick will look toward further expansion with the opening of new offices in viable market areas.

"We are proud to have helped so many clients succeed in maintaining their financial freedom during our 77-year history. As always, we pledge to uphold sound business practices and ethics as we deliver the financial products and services our clients need," Cavalier concluded.



board of directors

United Community Financial Corp. BOARD of DIRECTORS

Richard M. Barrett
Retired President
Barrett Cadillac, Inc.

Thomas J. Cavalier
Chairman, President and CEO
Butler Wick Corp.

Douglas M. McKay
CEO and Chairman of the Board
Home Savings
President and Chairman of the Board
United Community Financial Corp.

Richard J. Schiraldi, CPA/JD
Partner
Cohen & Company, CPAs

Herbert F. Schuler, Sr.
President and CEO
General Extrusions, Inc.
President and Treasurer
Genex Tool & Die, Inc.

Donald J. Varner
Corporate Secretary
Senior Vice President
Home Savings
Corporate Secretary
United Community Financial Corp.

United Community Financial Corp. OFFICERS

Douglas M. McKay
President and Chairman of the Board

Patrick A. Kelly
CFO and Treasurer

Donald J. Varner
Corporate Secretary

Home Savings BOARD of DIRECTORS

Eugenia C. Atkinson
Richard A. Barrett
Donald R. Inglis
Patrick A. Kelly
David G. Lodge
Douglas M. McKay
Herbert F. Schuler, Sr.
Clarence R. Smith, Jr.
David C. Sweet
Donald J. Varner

Butler Wick BOARD of DIRECTORS

Thomas J. Cavalier
Keith E. Downard
Patrick A. Kelly
Thomas D. Kepler
William R. Liber
Douglas M. McKay
Robert A. Perrier
John F. Peters
Herbert F. Schuler, Sr.
James H. Sisek
George C. Ward, Jr.

Charles B. Cushwa, III
April 10, 1934 -
December 6, 2003

Home Savings gratefully acknowledges Charles B. Cushwa, III, for his wisdom and integrity during 28 years as a member of our Board of Directors. He touched many lives in our community and will be sadly missed.



Richard M. Barrett



Thomas J. Cavalier



Douglas M. McKay



Richard J. Schiraldi



Herbert F. Schuler, Sr.



Donald J. Varner

selected financial data and other data

SELECTED FINANCIAL CONDITION DATA:

AT DECEMBER 31, (IN THOUSANDS)	2003	2002	2001	2000	1999
Total assets	**$2,073,833**	$ 1,990,131	$ 1,944,780	$ 1,300,199	$1,327,573
Cash and cash equivalents	**81,155**	110,936	205,883	45,972	111,445
Securities:					
Trading	**15,600**	5,060	8,352	5,933	7,657
Available for sale	**227,525**	237,268	118,150	190,176	275,463
Held to maturity	-	-	80,496	108,560	139,170
Bank owned life insurance	**20,496**	-	-	-	-
Loans, net	**1,576,494**	1,478,213	1,406,479	876,653	723,087
Loans held for sale	**37,715**	45,825	20,192	-	-
FHLB stock	**21,924**	21,069	18,760	13,793	12,825
Deposits	**1,423,698**	1,481,901	1,383,418	900,413	834,087
Other borrowed funds	**338,463**	210,024	271,631	114,317	213,578
Total shareholders' equity	**279,836**	274,569	261,880	261,899	256,868

SUMMARY OF EARNINGS:

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	2003	2002	2001	2000	1999
Interest income	**$ 111,663**	$ 125,960	$ 113,989	$ 91,622	$ 89,971
Interest expense	**40,252**	54,236	57,047	44,104	34,284
Net interest income	**71,411**	71,724	56,942	47,518	55,687
Provision for loan loss allowances	**3,179**	3,578	2,495	300	100
Net interest income after provision for loan loss allowances	**68,232**	68,146	54,447	47,218	55,587
Noninterest income	**40,845**	31,806	28,449	24,754	22,721
Noninterest expenses (1)(2)	**73,572**	68,359	57,708	54,307	61,037
Income before income taxes	**35,505**	31,593	25,188	17,665	17,271
Income taxes	**12,565**	10,776	9,509	6,051	6,876
Net income	**$ 22,940**	$ 20,817	$ 15,679	$ 11,614	$ 10,395

(1) For the year ended December 31, 2000, noninterest expense included a $2.9 million gain on postretirement benefits curtailment and a $1.0 million loss on pension termination.
(2) For the year ended December 31, 1999, noninterest expense included a $6.4 million compensation expense as a result of the $6.00 per share special capital distribution paid on Recognition and Retention Plan (RRP) shares.

Selected Financial Ratios and Other Data:

At or for the year ended December 31,	**2003**	2002	2001	2000	1999
Performance ratios: (1)					
Return on average assets (2)	**1.15%**	1.04%	0.97%	0.92%	0.79%
Return on average equity (3)	**8.27**	7.74	6.03	4.47	2.46
Interest rate spread (4)	**3.51**	3.36	2.95	2.91	2.98
Net interest margin (5)	**3.81**	3.79	3.66	3.89	4.38
Noninterest expense to average assets	**3.70**	3.74	3.56	4.30	4.66
Efficiency ratio (6)	**65.29**	64.52	66.34	75.14	77.85
Average interest-earning assets to average interest-bearing liabilities	**114.24**	114.98	119.23	127.08	152.09
Capital ratios:					
Average equity to average assets	**13.95**	13.48	16.04	20.57	32.25
Shareholders' equity to assets at year end	**13.49**	13.80	13.47	20.14	19.35
Tangible capital	**8.22**	8.05	9.07	14.51	26.75
Core capital	**9.64**	8.05	9.07	14.51	26.75
Risk-based capital	**10.56**	12.61	14.70	24.33	50.41
Asset quality ratios:					
Nonperforming loans to loans at year end (7)	**0.94**	0.95	0.89	1.10	0.54
Nonperforming assets to average assets (8)	**0.82**	0.81	0.80	0.79	0.31
Nonperforming assets to total assets at year end (8)	**0.79**	0.81	0.67	0.77	0.30
Allowance for loan losses as a percent of loans	**0.96**	0.94	0.81	0.74	0.88
Allowance for loan losses as a percent of nonperforming loans (7)	**100.70**	100.98	92.13	67.79	164.86
Number of:					
Loans	**37,668**	37,872	25,636	22,699	20,274
Deposits	**169,920**	173,528	164,753	115,785	106,196
Per share data:					
Basic earnings (9)	**$ 0.73**	$ 0.65	$ 0.49	$ 0.35	$ 0.31
Diluted earnings (9)	**0.72**	0.65	0.48	0.35	0.30
Book value (10)	**8.21**	7.79	7.34	7.02	6.80
Dividend per share	**0.30**	0.30	0.30	0.30	0.30
Dividend payout ratio (11)	**41.67%**	46.15%	62.50%	85.71%	100.00%

(1) Performance ratios for 2000 reflect the $2.9 million gain on postretirement benefits curtailment and the $1.0 million loss on pension termination. Performance ratios for 1999 reflect the $6.4 million employee benefit expense related to the $6.00 per share special capital distribution paid on the RRP shares.

(2) Net income divided by average total assets. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average assets would have been 0.80% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average assets would have been 1.16% for the year ended December 31,1999.

(3) Net income divided by average total equity. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average equity would have been 3.90% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the return on average equity would have been 3.60% for the year ended December 31,1999.

(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5) Net interest income as a percentage of average interest-earning assets.

(6) Noninterest expense divided by the sum of net interest income and noninterest income. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the efficiency ratio would have been 78.22% for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, the efficiency ratio would have been 69.52% for the year ended December 31, 1999.

(7) Nonperforming loans consist of nonaccrual loans and restructured loans.

(8) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans.

(9) Net income divided by average number of shares outstanding. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, basic and diluted earnings per share would have been $0.31 for the year ended December 31, 2000. Excluding the effect of the employee benefit expense related to the special capital distribution paid on the RRP shares, basic earnings per share would have been $0.45 and diluted earnings per share would have been $0.44 for the year ended December 31, 1999.

(10) Shareholders' equity divided by number of shares outstanding.

(11) Historical per share dividends declared and paid for the year divided by the diluted earnings per share for the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

United Community Financial Corp. (United Community) was incorporated for the purpose of owning all of the outstanding stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings). On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), an investment brokerage/ advisory firm, in a transaction accounted for as a pooling of interests. On July 1, 2001, United Community acquired Industrial Bancorp, Inc. (Industrial), which was accounted for as a purchase. Accordingly, the results of Industrial's operations from the effective date of acquisition have been included in United Community's 2001 financial statements. On April 1, 2002, United Community acquired Potters Financial Corporation (Potters), which was accounted for as a purchase. Accordingly, the results of Potters' operations from the effective date of acquisition have been included in United Community's 2002 financial statements. See Note 3 to the consolidated financial statements for a more detailed discussion of these acquisitions.

The following discussion and analysis of the financial condition and results of operations of United Community and its subsidiaries should be read in conjunction with the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipate," "plan," "expect," "believe," and similar expressions as they relate to United Community or its management are intended to identify such forward looking statements. United Community's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Changes in Financial Condition

Total assets increased $83.7 million, or 4.2%, from $2.0 billion at December 31, 2002 to $2.1 billion at December 31, 2003. The net change in assets was a result of increases of $98.3 million, or 6.7%, in loans, $20.5 million in bank owned life insurance and $3.2 million in other assets which were partially offset by decreases of $29.8 million, or 26.8%, in cash and cash equivalents and $8.1 million, or 17.7%, in loans held for sale. Total liabilities increased $78.4 million, or 4.6%, as a result of a $128.4 million, or 61.2%, increase in other borrowed funds offset by a decrease of $58.2 million, or 3.9%, in deposits. We anticipate continued balance sheet growth resulting from our expansion into new markets, including ongoing benefits from the 2001 and 2002 acquisitions.

Net loans increased $98.3 million, or 6.7%, to $1.6 billion at December 31, 2003, compared to $1.5 billion at December 31, 2002. The most significant increases were $236.7 million in one-to four-family construction loans, $72.9 million in nonresidential real estate loans, $69.8 million in multifamily real estate loans, $63.2 million in consumer loans, $10.5 million in multifamily construction loans, $8.7 million in land loans and $8.2 million in commercial loans. The increase in one-to four-family construction loans was partially offset by an increase of $88.1 million in loans in process. During 2003, Home Savings entered into an agreement to purchase one- to four-family construction loans from another institution. Loans purchased under this agreement earn a floating rate of interest, are guaranteed as to principal and interest by a third party and may be for the purpose of constructing either pre-sold or speculative homes. At December 31, 2003, approximately $101.9 million was outstanding under this program. Home Savings anticipates continuing purchases of loans under this program in 2004. The opening of an office in the Columbus, Ohio area specializing in construction lending also contributed to this increase. Real estate loans secured by one-to four-family residences declined $286.7 million as a result of the sale of approximately $90.4 million of fixed rate loans from the portfolio to help manage interest rate risk and continued refinancing activity of loans in the portfolio as a result of the interest rate environment. Home Savings anticipates continued net growth in all loan categories, which will increase the risk of loan losses. Non-residential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties.

Loans held for sale were $37.7 million at December 31, 2003 compared to $45.8 million at December 31, 2002. The balance of loans held for sale at any point in time includes loans that have not yet been sold and loans that have been sold with future delivery dates. Home Savings actively manages its pipeline of loans in process utilizing forward sale contracts to minimize exposure to rising interest rates. Home Savings will continue to sell fixed rate loans going forward as a part of its strategic plan to help manage interest rate risk. As interest rates rise, loan origination volumes generally decline, thus resulting in fewer loans available for sale, and potentially lower gains on the sale of those assets.

Funds not currently utilized for general corporate purposes, including loan originations, enhanced customer services and possible acquisitions, are invested in overnight funds and securities. Overnight funds decreased $32.9 million, or

42.4%, to $44.8 million at December 31, 2003 compared to $77.8 million at December 31, 2002. The decrease in overnight funds was used to partially fund an increase in net loans of $98.3 million.

During the second quarter of 2003, Home Savings invested $20.0 million in bank owned life insurance, which represents insurance on the lives of certain employees where Home Savings is the beneficiary. Bank owned life insurance provides a long-term asset to offset long-term benefit liabilities, while generating competitive investment yields. Home Savings has recognized a $496,000 increase in the cash value of the policies, which is tax deferred. Any death benefit proceeds received by Home Savings are tax-free.

Total deposits decreased $58.2 million, or 3.9%, from $1.5 billion at December 31, 2002 to $1.4 billion at December 31, 2003, primarily as a result of a decline in certificates of deposit of $76.1 million. This change was partially offset by increases of $9.9 million in savings accounts and $12.1 million in checking accounts. During 2003, Home Savings emphasized growing core deposit accounts that may be more likely to generate lasting customer relationships. Certificate of deposit pricing was less aggressive due to the availability of lower cost funding alternatives. Management continually evaluates many variables, including cash requirements, liquidity targets, asset acquisition, liability mix and gap targets when pricing deposits. United Community acquired $313.6 million in deposits from the Industrial acquisition and $113.8 million from the Potters acquisition. Deposits in branches acquired from Industrial and Potters have declined to $295.2 million and $106.3 million, respectively.

Other borrowed funds increased $128.4 million, or 61.2%, at December 31, 2003 compared to December 31, 2002. The change consists of increases of $101.2 million in short-term FHLB advances, $14.4 million in long-term FHLB advances, $8.1 million in other short-term borrowings and $4.7 million of securities sold under repurchase agreements. These increases were used to fund the increases in loans and to offset the decrease in deposits. United Community continually evaluates funding alternatives and may borrow additional funds in 2004 to satisfy funding requirements.

Total shareholders' equity increased $5.3 million, or 1.9%, from December 31, 2002 to December 31, 2003. The increase was primarily due to earnings for the year and a decrease in unearned stock compensation, offset by quarterly dividend payments, treasury stock purchases and a decrease in accumulated other comprehensive income. United Community acquired 1.3 million shares of common stock for $12.2 million during the year ended December 31, 2003. As of December 31, 2003, United Community has authorization to purchase up to 856,747 additional shares under its current repurchase program. On January 28, 2004, United Community offered to purchase up to 4 million shares, or approximately 11.7% of its outstanding shares, from shareholders at a price of $12.50 per share. The offer expires on March 1, 2004. This transaction is expected to result in a decrease in cash and cash equivalents of approximately $43 million, an increase in borrowings of approximately $4.2 million and a decrease in shareholders' equity of approximately $47.2 million, assuming all 4 million shares are repurchased. Book value and tangible per share were $8.21 and $7.11, respectively as of December 31, 2003.

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Net Income. Net income for the year ended December 31, 2003 was $22.9 million, compared to $20.8 million for the year ended December 31, 2002, primarily due to an increase of $9.0 million in noninterest income and a $399,000 decline in the provision for loan loss allowances. This increase was partially offset by a $313,000 decline in net interest income and a $5.2 million increase in noninterest expense. Diluted earnings per share for the year ended December 31, 2003 were $0.72 compared to diluted earnings per share of $0.65 for the year ended December 31, 2002.

Net Interest Income. Net interest income decreased $313,000, or 0.4%, to $71.4 million in 2003 from $71.7 million for 2002. Total interest income decreased $14.3 million and interest expense declined $14.0 million. The decrease in total interest income was primarily due to decreases in interest earned on loans of $11.4 million, interest earned on securities of $2.3 million and other interest earning assets of $1.1 million. The average balance of interest-earning assets declined $19.9 million for the year ended December 31, 2003 compared to 2002. The average yield on interest-earning assets decreased to 5.97% in 2003 compared to 6.66% in 2002. The decrease in interest expense was primarily due to a decrease in interest expense on deposits of $14.0 million. The average balance of interest-bearing liabilities decreased $6.8 million and the average rate paid decreased to 2.46% for 2003 from 3.30% for 2002. The net result of these changes was a 2 basis point increase in the net interest margin to 3.81% for 2003 from 3.79% for 2002. We anticipate that the average rate paid on interest-bearing liabilities will not decrease significantly going forward. As a result, net interest income could be negatively impacted in a continuing declining interest rate environment. However, we believe we are well positioned in the event of a gradual increase in interest rates.

Provision for Loan Losses. Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate to provide for probable estimated losses based on management's evaluation of such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral, changes in the composition of the loan portfolio and prior loan loss experience. The provision for loan losses was $3.2 million in 2003 compared to a provision of $3.6 million in 2002, primarily as a result of declines in nonperforming loans and delinquent loans. The decision to diversify the mix of loans in the portfolio in recent years to include more construction, consumer, commercial and commercial real estate loans involved the acceptance of a relatively higher level of credit risk. As a result, this may require a higher provision for loan losses than if the portfolio remained primarily comprised of one- to four-family mortgage loans. The allowance for loan losses totaled $15.1 million at December 31, 2003, which was 0.96% of total loans and 100.7% of nonperforming loans.

Noninterest Income. Noninterest income increased $9.0 million, or 28.4%, to $40.8 million for the year ended December 31, 2003, from $31.8 million for the year ended December 31, 2002. The increase was primarily due to increases of $5.8 million in net gains recognized on the sale of loans, $1.5 million in gains recognized on trading securities, $1.2 million in commissions earned and $1.2 million in underwriting and investment banking income. During 2003, Home Savings sold a total of $536.6 million in mortgage loans, including $90.4 million in loans out of the portfolio, compared to total sales of $338.7 million in 2002, including $107.9 million from the portfolio. As a result of declining one–to four -family residential loan volumes, the gain on related sales is expected to decline. The change in trading securities was a result of a $1.5 million increase in the value of securities held for the Butler Wick retention plan. The changes in commissions and underwriting are predominately related to an increase in the dollar volume of bond issues underwritten by Butler Wick in 2003. These increases were partially offset by a $1.3 million decline in gains recognized on the sale of securities as a result of $21.3 million of security sales during 2003 compared to $46.0 million in 2002. Gains recognized in 2002 include $476,000 from the sale of stock received in the Anthem demutualization, which Home Savings received since Anthem is Home Savings' health insurance provider. To recognize the receipt of the stock, other income was increased by $847,000 in 2002. The $242,000 decrease in other income during 2003 was a result of the non-recurring receipt of the Anthem stock in 2002, partially offset by $496,000 income recognized from the investment in bank owned life insurance in 2003.

Noninterest Expense. Noninterest expense increased $5.2 million to $73.6 million for 2003, from $68.4 million in 2002. The primary reasons for the increase is an increase in salaries and employee benefits of $6.6 million and an increase in equipment and data processing of $1.2 million. The primary reasons for the increase in salaries and employee benefits include $2.5 million in additional expense related to post retirement costs as a result of rising health care costs and a $1.5 million increase in the value of the Butler Wick retention plan. Additional factors that contributed to the increase include increases in commissions and bonuses paid, as a result of increased loan volumes and increased dollar volumes of bond deals, and a full year of expense for personnel from the acquisition of Potters as opposed to nine months worth of expense in 2002. The change in equipment and data processing is a result of increased depreciation for a new teller system and phone system, computer and equipment upgrades to run the new system and a full year of depreciation for Potters in 2003 compared to nine months in 2002. These increases were partially offset by a $1.7 million decline in other expense mainly as a result of a $954,000 decline in bank fees as a result of the early extinguishment of debt in 2002. Decreases in supervisory fees, telephone expense and SAIF premiums also contributed to the decline.

Federal Income Taxes. Federal income taxes increased $1.8 million, or 10.2%, in 2003 compared to 2002, primarily due to higher pretax income in 2003. The effective tax rate was 35% in 2003 and 34% in 2002. The primary reason for the increase in effective tax rate is related to the reversal in 2003 of a $400,000 valuation allowance that was established in 1999 in relation to the contribution United Community made to the Home Savings Charitable Foundation. Based on current levels of taxable income, management believes that the tax benefit related to the contribution will be completely utilized. Refer to Note 14 to the consolidated financial statements for a further analysis of the effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

Net Income. Net income for the year ended December 31, 2002 was $20.8 million, compared to $15.7 million for the year ended December 31, 2001. The primary reasons for the increase were a $14.8 million increase in net interest income and a $3.4 million increase in noninterest income. These increases were partially offset by a $10.7 million increase in noninterest expense and a $1.1 million increase in the provision for loan loss allowances. Diluted earnings per share for the year ended December 31, 2002 were $0.65 compared to diluted earnings per share of $0.48 for the year ended December 31, 2001.

Net Interest Income. Net interest income increased $14.8 million, or 26.0%, to $71.7 million in 2002 from $56.9 million for 2001. Total interest income increased $12.0 million and interest expense decreased $2.8 million. The increase in total interest income was primarily due to an increase in interest on loans of $17.1 million, which was partially offset by a decrease in interest earned on securities of $3.9 million and a decrease in income on margin accounts of $944,000. The average balance of interest-earning assets increased $334.0 million for the year ended December 31, 2002 compared to 2001. The average yield on interest-earning assets decreased to 6.66% in 2002 compared to 7.32% in 2001. The decrease in interest expense was primarily due to a decrease in interest expense on deposits of $3.1 million. The average balance of interest-bearing liabilities increased $338.9 million and the average rate paid decreased to 3.30% for 2002 from 4.37% for 2001. The interest rate spread increased 41 basis points to 3.36% for 2002 from 2.95% for 2001 as a result of the 107 basis point decrease in the cost of interest-bearing liabilities partially offset by a 66 basis point decrease in the yield on interest-earning assets.

Provision for Loan Losses. The provision for loan losses was $3.6 million in 2002 compared to a provision of $2.5 million in 2001. The primary reasons for the increase in the provision is the loan growth experienced in 2002, an increase in nonperforming loans of $3.2 million from December 31, 2001 to December 31, 2002, an increase in loans charged off, an increase in delinquencies, economic conditions and loans originated in new market areas. Additional factors that contributed to the increase in the provision include a shift in the mix of the portfolio as a result of the sale of mortgage loans and an increase in loans on the watch list. The allowance for loan losses totaled $15.1 million at December 31, 2002, which was 0.94% of total loans and 100.98% of nonperforming loans.

Noninterest Income. Noninterest income increased $3.4 million, or 11.8%, to $31.8 million for the year ended December 31, 2002, from $28.4 million for the year ended December 31, 2001. The increase was primarily due to an increase of $1.7 million in net gains recognized on the sale of securities, an increase of $2.0 million in other income, a $469,000 increase in gains recognized on the sale of loans and a $219,000 increase in service fees and other charges. Since Anthem is Home Savings' health insurance provider, Home Savings received shares of Anthem stock through the demutualization of Anthem, Inc. and subsequently sold the stock. To recognize the receipt of the stock, other income was increased by $847,000. To recognize the subsequent sale of the stock, a gain of $476,000 was recognized on the sale of investment securities. These increases were partially offset by a $1.0 million decline in underwriting and investment banking income and a $552,000 recognized loss primarily due to the disposal of fixed assets in 2002.

Noninterest Expense. Noninterest expense increased $10.7 million to $68.4 million for 2002, from $57.7 million in 2001. The primary reasons for the increase is an increase in salaries and employee benefits of $5.4 million, an increase in occupancy expense of $611,000, an increase in advertising expense of $229,000, a $931,000 increase in equipment and data processing and a $509,000 increase in the amortization of the core deposit intangible, all of which are primarily related to the Industrial and Potters acquisitions. Although approximately $4.4 million of the increase in salaries and employee benefits is attributable to the acquisitions, the increase in salaries and employee benefits is also attributable to an increase in commissions paid to loan originators of $472,000 as a result of increased loan volume, an increase in ESOP expense of $373,000 due to the increase in United Community's stock price and an increase in RRP expense as a result of additional grants that vested in 2002. Also contributing to the increase in noninterest expense was a $3.0 million increase in other expenses. The increase in other expense is primarily due to an increase of $954,000 in bank fees as a result of the early extinguishment of debt. Increases in supervisory fees, telephone expense, postage, couriers, SAIF premiums and protection costs also added to the increase.

Federal Income Taxes. Federal income taxes increased $1.3 million, or 13.3%, in 2002 compared to 2001, primarily due to higher pretax income in 2002. The effective tax rate was 34% in 2002 and 38% in 2001. The primary reason for the reduction in effective tax rate is related to the reversal of a $400,000 valuation allowance that was established in 1999 in relation to the contribution United Community made to the Home Savings Charitable Foundation. Based on current levels of taxable income, management believes that the tax benefit related to the contribution will be completely utilized. Refer to Note 14 to the consolidated financial statements for a further analysis of the effective tax rate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accounting and reporting policies of United Community are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgements that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgements are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgements.

The most significant accounting policies followed by United Community are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses and mortgage servicing rights are deemed critical since they involve the use of estimates and require significant management judgements. United Community provides further detail on the methodology and reporting of the allowance for loan losses in Note 6 and mortgage servicing rights in Note 7.

YIELDS EARNED AND RATES PAID

The following table sets forth certain information relating to United Community's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The average balance for securities available for sale is computed using the carrying value and the average yield on securities available for sale has been computed using the historical amortized average balance.

YEAR ENDED DECEMBER 31,	2003			2002			2001		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
(IN THOUSANDS)									
Interest-earning assets:									
Net loans (1)	**$1,496,518**	**$ 98,646**	**6.59%**	$ 1,507,591	$110,013	7.30%	$1,185,202	$ 92,933	7.84%
Net loans held for sale	**41,418**	**1,950**	**4.71**	18,351	1,243	6.77	12,440	886	7.12
Securities:									
Trading	**13,887**	**415**	**2.99**	10,179	196	1.93	6,359	151	2.37
Available for sale	**262,967**	**8,851**	**3.37**	174,526	7,602	4.36	152,657	8,864	5.81
Held to maturity	-	-	-	56,845	3,762	6.62	94,670	6,400	6.76
Margin accounts	**14,349**	**689**	**4.80**	17,883	830	4.64	26,637	1,774	6.66
FHLB stock	**21,388**	**855**	**4.00**	20,136	932	4.63	15,822	1,078	6.81
Other interest-earning assets	**21,415**	**257**	**1.20**	86,318	1,382	1.60	64,006	1,903	2.97
Total interest-earning assets	**1,871,942**	**111,663**	**5.97**	1,891,829	125,960	6.66	1,557,793	113,989	7.32
Noninterest-earning assets	**116,685**			103,504			64,049		
Total assets	**$1,988,627**			$ 1,995,333			$1,621,842		
Interest-bearing liabilities:									
Deposits:									
Checking accounts	**$ 308,816**	**$ 3,112**	**1.01%**	$ 279,894	$ 5,319	1.90%	$ 184,120	$ 5,446	2.96%
Savings accounts	**335,843**	**2,347**	**0.70**	299,048	4,946	1.65	228,485	5,212	2.28
Certificates of deposit	**763,704**	**25,441**	**3.33**	850,054	34,668	4.08	696,633	37,353	5.36
Other borrowed funds	**203,276**	**9,352**	**4.06**	216,420	9,303	4.30	197,294	9,036	4.58
Total interest-bearing liabilities	**1,638,639**	**40,252**	**2.46**	1,645,416	54,236	3.30	1,306,532	57,047	4.37
Noninterest-bearing liabilities	**72,536**			80,969			55,088		
Total liabilities	**1,711,175**			1,726,385			1,361,620		
Shareholders' equity	**277,452**			268,948			260,222		
Total liabilities and equity	**$1,988,627**			$ 1,995,333			$1,621,842		
Net interest income and interest rate spread		**$ 71,411**	**3.51%**		$ 71,724	3.36%		$ 56,942	2.95%
Net interest margin			**3.81%**			3.79%			3.66%
Average interest-earning assets to average interest-bearing liabilities			**114.24%**			114.98%			119.23%

(1) Nonaccrual loans are included in the average balance.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected United Community's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated in proportion to the changes due to volume and rate:

Year ended December 31,	2003 vs. 2002			2002 vs. 2001		
	Increase (decrease) due to		Total increase (decrease)	Increase (decrease) due to		Total increase (decrease)
	Rate	Volume		Rate	Volume	
(In thousands)						
Interest-earning assets:						
Loans	$ (10,564)	$ (803)	$ (11,367)	$ (5,846)	$ 22,926	$ 17,080
Loans held for sale	(226)	933	707	(41)	398	357
Securities:						
Trading	132	87	219	(21)	66	45
Available for sale	(1,016)	2,265	1,249	(2,958)	1,696	(1,262)
Held to maturity	(1,881)	(1,881)	(3,762)	(132)	(2,506)	(2,638)
Margin accounts	30	(171)	(141)	(453)	(491)	(944)
FHLB stock	(142)	65	(77)	(975)	829	(146)
Other interest-earning assets	(281)	(844)	(1,125)	(2,130)	1,609	(521)
Total interest-earning assets	$ (13,948)	$ (349)	$ (14,297)	$ (12,556)	$ 24,527	$ 11,971
Interest-bearing liabilities:						
Checking accounts	(2,829)	704	(2,125)	$ 279	$ (406)	$ (127)
Savings accounts	(3,303)	622	(2,681)	2,159	(2,425)	(266)
Certificates of deposit	(5,935)	(3,292)	(9,227)	(33,547)	30,862	(2,685)
Other borrowed funds	(307)	356	49	(462)	729	267
Total interest-bearing liabilities	$ (12,374)	$ (1,610)	$ (13,984)	$ (31,571)	$ 28,760	$ (2,811)
Change in net interest income			$ (313)			$ 14,782

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

The following table presents, as of December 31, 2003, United Community's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(IN THOUSANDS)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Operating leases	9	$ 1,128	$ 1,958	$ 1,277	$ 555	$ 4,918
Deposits without a stated maturity	11	681,493	-	-	-	-
Certificates of deposit	11	342,394	210,996	188,707	108	742,205
Federal Home Loan Bank borrowings	12	119,250	141,000	17,000	21,328	298,578
Other borrowed funds	12	39,885	-	-	-	39,885

A schedule of significant commitments as of December 31, 2003 follows:

(IN THOUSANDS)	
Commitment to originate:	
Mortgage loans	$ 19,760
Other loans	4,770
Unfunded lines of credit	77,424
Net commitments to sell mortgage loans	7,216

Further discussion of these commitments is included in Note 6 to the consolidated financial statements. In addition, United Community has commitments under benefit plans as described in Note 17 to the consolidated financial statements.

In September 2003, an arbitration proceeding was initiated against Butler Wick seeking compensatory and punitive damages, interest and other costs in connection with alleged losses experienced in the claimants' brokerage account. Butler Wick has denied these claims. Further discussion of this proceeding is included in Note 13 to the consolidated financial statements.

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

Qualitative Aspects of Market Risk. The principal market risk affecting United Community is interest rate risk. United Community is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Interest rate risk is defined as the sensitivity of a company's earnings and net asset values to changes in interest rates. As part of its efforts to monitor and manage the interest rate risk, the Board of Directors of Home Savings, which accounts for most of the assets and liabilities of United Community, has adopted an interest rate risk policy which requires the Home Savings Board to review quarterly reports related to interest rate risk and to set exposure limits for Home Savings as a guide to senior management in setting and implementing day to day operating strategies.

United Community is subject to minimal equity price risk because its investment in equity securities, other than stock in the FHLB of Cincinnati, is only 0.20% of total assets. United Community is not affected by foreign currency exchange rate risk or commodity price risk.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, Home Savings uses the "net portfolio value" (NPV) methodology. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV and net interest income that would result from various levels of theoretical basis point changes in market interest rates.

Home Savings uses a net portfolio value and earnings simulation model prepared internally as its primary method to identify and manage its interest rate risk profile. The model is based on actual cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and the prepayment rate of applicable financial instruments. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure NPV or net interest income or precisely predict the impact of fluctuations in interest rates on net interest rate changes as well as changes in market conditions and management strategies.

Presented below are analyses of Home Savings' interest rate risk as measured by changes in NPV and net interest income for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The percentage changes fall within the policy limits set by the Board of Directors of Home Savings as the minimum NPV ratio and the maximum change in interest income that the Home Savings Board of Directors deems advisable in the event of various changes in interest rates.

YEAR ENDED DECEMBER 31, 2003

Change in rates	Net portfolio value			NPV as % of portfolio value of assets		Next 12 months Net interest income	
(Basis points)	($ Amount)	($ Change)	(% Change)	(NPV Ratio)	(Change in %)	($ Change)	(% Change)
(IN THOUSANDS)							
+300	$ 248,137	$ (28,816)	(10.40)%	13.54%	(0.50)%	$ 658	1.00%
+200	266,586	(10,367)	(3.74)	14.14	0.10	1,057	1.60
+100	276,775	(178)	(0.06)	14.32	0.28	1,097	1.66
Static	276,953	-	-	14.04	-	-	-
(100)	243,845	(33,108)	(11.95)	12.29	(1.75)	(1,703)	(2.58)
(200)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(300)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

N/A – Due to a continuing low interest rate environment, it is not possible to calculate results for these scenarios.

Year ended December 31, 2002

Change in rates	Net portfolio value			NPV as % of portfolio value of assets		Next 12 months Net interest income	
(Basis points)	($ Amount)	($ Change)	(% Change)	(NPV Ratio)	(Change in %)	($ Change)	(% Change)
(in thousands)							
+300	$240,891	$(22,216)	(8.44)%	13.57%	(0.20)%	$(1,882)	(2.74)%
+200	255,933	(7,174)	(2.73)	14.03	0.26	(594)	(0.87)
+100	268,153	5,046	1.92	14.31	0.54	363	0.53
Static	263,107	-	-	13.77	-	-	-
(100)	220,472	(42,635)	(16.20)	11.52	(2.25)	(3,017)	(4.40)
(200)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
(300)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Historically, Home Savings' NPV has been more sensitive to increases in interest rates than to decreases. This sensitivity to increases in rates occurred principally because, as rates increased, borrowers were less likely to prepay fixed-rate loans than when interest rates declined, and the majority of Home Savings' loans have fixed rates of interest. With the current prolonged period of low interest rates, however, Home Savings' present NPV is more sensitive to falling rates. This increased sensitivity occurs because the prepayments on fixed-rate loans dramatically increase and the value of core deposits is diminished.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal levels from certificates of deposit may deviate significantly from those assumed in making risk calculations.

The Board of Directors and management of Home Savings believe that certain factors afford Home Savings the ability to operate successfully despite its exposure to interest rate risk. Home Savings manages its interest rate risk by maintaining capital in excess of regulatory requirements. See "Liquidity and Capital."

Potential Impact of Changes in Interest Rates. Home Savings' profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and securities and interest expense on deposits and borrowings. Like most financial institutions, Home Savings' short-term interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Home Savings' interest-earning assets consist primarily of long-term, fixed-rate and adjustable-rate mortgage loans and securities which adjust more slowly to changes in interest rates than its interest bearing liabilities which are primarily deposits. Accordingly, Home Savings' earnings could be adversely affected during sustained periods of rising interest rates.

Liquidity and Capital

United Community's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2003, 2002 and 2001.

Years ended December 31,	2003	2002	2001
(in thousands)			
Net income	**$ 22,940**	$ 20,817	$ 15,679
Adjustments to reconcile net income to net cash from operating activities	**20,152**	(12,421)	113,747
Net cash from operating activities	**43,092**	8,396	129,426
Net cash from investing activities	**(127,776)**	(13,145)	(223,346)
Net cash from financing activities	**54,903**	(90,198)	253,831
Net change in cash and cash equivalents	**(29,781)**	(94,947)	159,911
Cash and cash equivalents at beginning of year	**110,936**	205,883	45,972
Cash and cash equivalents at end of year	**$ 81,115**	$ 110,936	$ 205,883

The principal sources of funds for United Community are deposits, loan repayments, maturities of securities, borrowings from financial institutions and other funds provided by operations. Home Savings also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Investments in liquid assets maintained by United Community, Home Savings and Butler Wick are based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset and liability management program. At December 31, 2003, approximately $342.4 million of Home Savings' certificates of deposit are expected to mature within one year. Based on past experience and Home Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity, although there can be no assurance that this will occur.

The Board of Directors has authorized an ongoing program to purchase shares of United Community's common stock to fund employee benefit programs, stock options and award programs and other corporate purposes. These purchases can be made in the open market or negotiated transactions, from time to time, depending on market conditions. United Community acquired 1,302,085 shares of common stock for $12.2 million, 529,200 shares of common stock for $4.4 million and 1,604,126 shares of common stock for $11.0 million during the years ended December 31, 2003, 2002 and 2001. During the fourth quarter of 2003, United Community completed the repurchase program previously announced on October 23, 2000. United Community has remaining authorization to repurchase 856,747 shares as of December 31, 2003 under the current repurchase program. Management intends to repurchase shares as authorized.

Home Savings is required by federal regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted tangible assets, leverage, also known as core capital (which for Home Savings consists solely of tangible capital) of 4.0% of adjusted total assets and risk-based capital (which for Home Savings consists of leverage capital and the allowance for loan losses) of 8% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes Home Savings' regulatory capital requirements and actual capital at December 31, 2003.

	Actual capital		Current minimum requirement		Excess of actual capital over current requirement		Applicable asset base
(IN THOUSANDS)	Amount	Percent	Amount	Percent	Amount	Percent	Total
Tangible capital	$ 157,160	8.22%	$ 28,674	1.50%	$ 128,486	6.72%	$ 1,911,621
Core capital	157,160	8.22	76,465	4.00	80,695	4.22	1,911,621
Risk-based capital	172,271	10.56	130,465	8.00	41,806	2.56	1,630,814

On January 28, 2004, United Community offered to purchase up to 4 million shares, or approximately 11.7% of its outstanding shares, from shareholders at a price of $12.50 per share. The offer expires on March 1, 2004. This transaction is expected to result in a decrease in cash and cash equivalents of approximately $43 million, an increase in borrowings of approximately $4.2 million and a decrease in shareholders' equity of approximately $47.2 million, assuming all 4 million shares are repurchased. Home Savings will remain well capitalized by all three measures (tangible, core and risk-based) at the conclusion of this transaction.

Accounting and Reporting Developments. A discussion of recently issued accounting pronouncements and their impact on United Community's Consolidated Financial Statements is provided in Note 1 of the Notes to Consolidated Financial Statements.

Market Price and Dividends. There were 37,807,457 common shares of United Community stock issued and 34,559,783 shares outstanding and held by approximately 12,824 record holders as of February 17, 2004. United Community's common shares are traded on The Nasdaq Stock Market under the symbol "UCFC". Quarterly stock prices and dividends declared are shown in the following table.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:				
High	$ 9.07	$ 9.70	$ 10.00	$ 12.00
Low	8.60	8.74	9.11	9.75
Close	8.82	9.22	9.90	11.41
Dividends declared and paid	0.075	0.075	0.075	0.075

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002:				
High	$ 8.13	$ 9.39	$ 9.15	$ 8.99
Low	7.05	7.43	8.35	8.45
Close	7.40	9.36	8.85	8.65
Dividends declared and paid	0.075	0.075	0.075	0.075

Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)

December 31,	2003	2002
Assets		
Cash and deposits with banks	$ 36,334	$ 33,178
Federal funds sold	44,821	77,758
Total cash and cash equivalents	81,155	110,936
Securities:		
Trading, at fair value	15,600	5,060
Available for sale, at fair value	227,525	237,268
Loans held for sale	37,715	45,825
Loans, net (including allowance for loan losses of $15,111 and $15,099)	1,576,494	1,478,213
Margin accounts	14,388	14,809
Federal Home Loan Bank stock	21,924	21,069
Premises and equipment	20,510	20,002
Accrued interest receivable	8,443	9,558
Real estate owned	1,299	994
Goodwill	33,593	33,593
Core deposit intangible	3,787	5,101
Cash surrender value of life insurance	20,496	-
Other assets	10,904	7,703
Total assets	$ 2,073,833	$ 1,990,131
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 63,442	$ 56,452
Interest-bearing	1,360,256	1,425,449
Other borrowed funds:		
Short-term	159,135	37,945
Long-term	179,328	172,079
Advance payments by borrowers for taxes and insurance	10,721	5,996
Accrued interest payable	970	1,126
Accrued expenses and other liabilities	20,145	16,515
Total liabilities	1,793,997	1,715,562
Shareholders' Equity		
Preferred stock-no par value; 1,000,000 shares authorized and unissued	-	-
Common stock-no par value; 499,000,000 shares authorized; 37,804,457 and 37,803,269 shares issued	139,526	138,207
Retained earnings	185,495	172,080
Accumulated other comprehensive income	1,124	2,363
Unearned compensation	(16,752)	(19,724)
Treasury stock, at cost, 2003 - 3,718,542 shares and 2002 - 2,558,214 shares	(29,557)	(18,357)
Total shareholders' equity	279,836	274,569
Total liabilities and shareholders' equity	$ 2,073,833	$ 1,990,131

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,	2003	2002	2001
Interest income			
Loans	$ 98,646	$ 110,013	$ 92,933
Loans held for sale	1,950	1,243	886
Securities:			
Trading	415	196	151
Available for sale	8,851	7,602	8,864
Held to maturity	-	3,762	6,400
Margin accounts	689	830	1,774
FHLB stock dividend	855	932	1,078
Other interest-earning assets	257	1,382	1,903
Total interest income	111,663	125,960	113,989
Interest expense			
Interest expense on deposits	30,900	44,933	48,011
Interest expense on other borrowed funds	9,352	9,303	9,036
Total interest expense	40,252	54,236	57,047
Net interest income	71,411	71,724	56,942
Provision for loan losses	3,179	3,578	2,495
Net interest income after provision for loan losses	68,232	68,146	54,447
Noninterest income			
Brokerage commissions	14,925	13,677	13,411
Service fees and other charges	8,382	7,976	7,757
Underwriting and investment banking	1,528	312	1,316
Net gains (losses):			
Securities available for sale	839	2,127	392
Trading securities	850	(651)	(869)
Loans sold	11,707	5,919	5,450
Other	(105)	(515)	37
Other income	2,719	2,961	955
Total noninterest income	40,845	31,806	28,449
Noninterest expenses			
Salaries and employee benefits	46,511	39,917	34,528
Occupancy	3,658	3,186	2,575
Equipment and data processing	9,459	8,309	7,378
Franchise tax	1,562	2,032	2,010
Advertising	2,232	2,167	1,938
Amortization of core deposit intangible	1,314	2,180	1,671
Other expenses	8,836	10,568	7,608
Total noninterest expenses	73,572	68,359	57,708
Income before income taxes	35,505	31,593	25,188
Income taxes	12,565	10,776	9,509
Net income	$ 22,940	$ 20,817	$ 15,679
Earnings Per Share			
Basic	$ 0.73	$ 0.65	$ 0.49
Diluted	0.72	0.65	0.48

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except per share data)	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total
Balance December 31, 2000	37,317	$ 136,967	$ 155,026	$ (98)	$ (26,674)	$ (3,322)	$ 261,899
Comprehensive income:							
Net income	-	-	15,679	-	-	-	15,679
Change in net unrealized gain on securities, net of taxes of $808	-	-	-	1,500	-	-	1,500
Comprehensive income	-	-	15,679	1,500	-	-	17,179
Amortization of restricted common stock compensation	-	62	-	-	1,622	-	1,684
Forfeiture of restricted common stock	(46)	(290)	-	-	242	-	(48)
Shares allocated to ESOP participants	-	164	-	-	1,822	-	1,986
Purchase of treasury stock	(1,604)	-	-	-	-	(11,038)	(11,038)
Exercise of stock options	1	-	-	-	-	8	8
Dividends paid, $0.30 per share	-	-	(9,790)	-	-	-	(9,790)
Balance December 31, 2001	35,668	136,903	160,915	1,402	(22,988)	(14,352)	261,880
Comprehensive income:							
Net income	-	-	20,817	-	-	-	20,817
Reclassification of HTM securities	-	-	-	1,704	-	-	1,704
Change in net unrealized gain (loss) on securities, net of taxes of $517	-	-	-	(743)	-	-	(743)
Comprehensive income	-	-	20,817	961	-	-	21,778
Issuance of common shares for RRP	70	592	-	-	(592)	-	-
Amortization of restricted common stock compensation	-	215	-	-	1,947	-	2,162
Forfeiture of restricted common stock	(21)	(128)	-	-	87	-	(41)
Shares allocated to ESOP participants	-	625	-	-	1,822	-	2,447
Purchase of treasury stock	(529)	-	-	-	-	(4,386)	(4,386)
Exercise of stock options	57	-	(16)	-	-	381	365
Dividends paid, $0.30 per share	-	-	(9,636)	-	-	-	(9,636)
Balance December 31, 2002	35,245	138,207	172,080	2,363	(19,724)	(18,357)	274,569
Comprehensive income:							
Net income	-	-	22,940	-	-	-	22,940
Change in net unrealized gain (loss) on securities, net of taxes of $745	-	-	-	(1,239)	-	-	(1,239)
Comprehensive income	-	-	22,940	(1,239)	-	-	21,701
Issuance of common shares for RRP	2	23	-	-	(23)	-	-
Amortization of restricted common stock compensation	-	280	-	-	1,169	-	1,449
Forfeiture of restricted common stock	(1)	(7)	-	-	4	-	(3)
Shares allocated to ESOP participants	-	1,019	-	-	1,822	-	2,841
Purchase of treasury stock	(1,302)	-	-	-	-	(12,233)	(12,233)
Exercise of stock options	142	4	(96)	-	-	1,033	941
Dividends paid, $0.30 per share	-	-	(9,429)	-	-	-	(9,429)
Balance December 31, 2003	34,086	$139,526	$185,495	$1,124	$(16,752)	$(29,557)	$279,836

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year ended December 31,	2003	2002	2001
(dollars in thousands, except per share data)			
Cash Flows from Operating Activities			
Net income	$ 22,940	$ 20,817	$ 15,679
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,179	3,578	2,495
Net (gains) losses	(12,441)	(7,517)	(5,895)
Amortization of premiums and accretion of discounts	6,340	2,119	(2,095)
Depreciation	3,544	2,948	2,223
FHLB stock dividends	(855)	(932)	(1,078)
Decrease in interest receivable	1,115	784	621
Decrease in interest payable	(156)	(1,951)	(734)
(Increase) decrease in other assets	(6,010)	3,827	(4,620)
Increase (decrease) in other liabilities	4,195	(7,758)	3,419
(Increase) decrease in trading securities	(10,540)	3,292	(2,419)
Amortization of restricted stock compensation	1,446	2,121	1,636
Decrease in margin accounts	421	6,170	12,382
Net principal disbursed on loans held for sale	(427,426)	(253,261)	(34,453)
Proceeds from sale of loans held for sale	454,499	231,712	140,279
ESOP compensation	2,841	2,447	1,986
Net cash from operating activities	43,092	8,396	129,426
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Securities available for sale	153,112	82,821	107,001
Securities held to maturity	-	25,679	28,685
Proceeds from sale of:			
Securities available for sale	22,325	45,096	22,435
Securities held to maturity	-	932	1,454
Loans	103,426	112,620	42,805
Premises and equipment	-	27	-
Real estate owned	1,820	1,379	839
Purchases of:			
Securities available for sale	(170,458)	(187,144)	(42,890)
Securities held to maturity	-	(999)	(2,082)
Bank owned life insurance	(20,000)	-	-
Net cash paid for acquisition	-	(13,729)	(69,844)
Net principal disbursed on loans	(2,606)	(48,590)	(297,944)
Loans purchased	(211,370)	(27,335)	(11,036)
Purchases of premises and equipment	(4,025)	(3,902)	(2,769)
Net cash from investing activities	(127,776)	(13,145)	(223,346)
Cash Flows from Financing Activities			
Net increase in NOW, savings and money market accounts	17,935	50,574	97,277
Net (decrease) increase in certificates of deposit	(75,475)	(63,816)	70,050
Net increase in advance payments by borrowers for taxes and insurance	4,725	1	319
Proceeds from FHLB advances and other long term debt	25,500	26,239	193,000
Repayment of FHLB advances and other long term debt	(11,164)	(70,051)	(20,000)
Net change in other borrowed funds	114,103	(19,488)	(65,994)
Dividends paid	(9,429)	(9,636)	(9,790)
Proceeds from exercise of stock options	941	365	7
Purchase of treasury stock	(12,233)	(4,386)	(11,038)
Net cash from financing activities	54,903	(90,198)	253,831
(Decrease) increase in cash and cash equivalents	(29,781)	(94,947)	159,911
Cash and cash equivalents, beginning of year	110,936	205,883	45,972
Cash and cash equivalents, end of year	$ 81,155	$ 110,936	$ 205,883

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of United Community Financial Corp. (United Community), a unitary savings and loan holding company, The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), an Ohio chartered savings bank, and Butler Wick Corp. (Butler Wick), an investment brokerage firm, conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking, thrift and brokerage industries. A summary of the more significant accounting policies follows.

Nature of Operations. United Community was incorporated under Ohio law in February 1998 by Home Savings in connection with the conversion of Home Savings from an Ohio mutual savings and loan association to an Ohio capital stock savings and loan association (Conversion). Upon consummation of the Conversion on July 8, 1998, United Community became the unitary savings and loan holding company for Home Savings. The business of Home Savings is providing consumer and business banking service to its market area in Ohio and western Pennsylvania. During 2003, Home Savings changed its charter to a state chartered savings bank. At the end of 2003, Home Savings was doing business through 35 full-service banking branches and 6 loan production offices. Loans and deposits are primarily generated from the areas where banking branches are located. Home Savings derives its income predominantly from interest on loans, securities, and to a lesser extent, noninterest income. Home Savings' principal expenses are interest paid on deposits and normal operating costs. Home Savings' operations are principally in the savings and loan industry. Consistent with internal reporting, Home Savings' operations are reported in one operating segment, which is retail banking. On August 12, 1999, United Community acquired Butler Wick, the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. Butler Wick has 13 office locations providing a full range of investment alternatives for individuals, companies and not-for-profit organizations throughout Ohio and western Pennsylvania. Butler Wick's operations are reported in a separate operating segment, which is investment advisory services.

Basis of Presentation. The consolidated financial statements include the accounts of United Community and its subsidiaries. All material inter-company transactions have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, fair value of servicing rights, carrying value of goodwill and core deposit intangible assets and status of contingencies are particularly subject to change.

Securities. Securities are classified as available for sale, held to maturity or trading upon their acquisition. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at estimated fair value with the unrealized holding gain or loss reported in other comprehensive income. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities classified as trading are carried at estimated fair market value with the unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale. Loans originated and intended for sale in the secondary market are carried at the lower of cost or market in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances. For balance sheet presentation, the balances are presented net of deferred fees or costs and allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management's determination of the adequacy of the allowance is based upon estimates derived from an analysis of individual credits, prior and current loss experience, loan portfolio delinquency levels, the nature and volume of the loan portfolio, current economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogenous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Premises and Equipment. Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives, ranging from 3 years to 39 years, (or term of the lease, if shorter) of the related assets.

Real Estate Owned. Real estate owned, including property acquired in settlement of foreclosed loans, is carried at the lower of cost or estimated fair value less estimated cost to sell after foreclosure, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense.

Servicing Assets. Servicing assets represent the allocated value of retained servicing rights on loans sold or securitized. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and, secondarily, as to prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance to the extent that fair value is less than the capitalized amount for a grouping.

Goodwill and Other Intangible Assets. Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from whole bank acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Cash Surrender Value of Life Insurance. Bank owned life insurance represents insurance on the lives of certain employees where Home Savings is the beneficiary. Bank owned life insurance provides a long-term asset to offset long-term benefit liabilities, while generating competitive investment yields. Bank owned life insurance is recorded at its cash surrender value, or the amount currently realizable. Increases in the Home Savings' policy cash value are tax deferred and death benefit proceeds received by Home Savings are tax-free.

Long-term Assets. Premises and equipment and other long–term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Securitizations. Some loans are transferred from time to time to a third party in exchange for ownership of a security based on those loans. Such transfers are recorded as a sale when control has been relinquished, with a gain or loss recorded on the sale. The gain or loss is calculated based on the cash received versus the carrying value of the assets transferred. If some interests, such as servicing assets and cash reserve accounts, are retained, the carrying value of all assets sold and retained is allocated to each asset based on fair value at sale date. Fair values are based on market quotes or on the present value of future expected cash flows using estimates of credit losses, prepayment rates, interest rates, and discount rates.

Loan Fees. Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level yield method. Fees received for loan commitments that are expected to be drawn, based on Home Savings' experience with similar commitments, are deferred and amortized over the lives of the loans using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees or costs related to loans paid off are included in income. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses. Amortization of net deferred fees is discontinued for loans that are deemed to be nonperforming.

Stock Compensation. Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

(IN THOUSANDS)	**2003**	2002	2001
Net income as reported	**$ 22,940**	$ 20,817	$ 15,679
Deduct: Stock-based compensation expense determined under fair value method	**2,165**	1,411	1,011
Pro Forma net income	**20,775**	19,406	14,668
Basic earnings per share as reported	**0.73**	0.65	0.49
Pro Forma basic earnings per share	**0.66**	0.61	0.46
Diluted earnings per share as reported	**0.72**	0.65	0.48
Pro forma diluted earnings per share	**0.65**	0.61	0.45

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2003	2002	2001
Dividend yield	**3.34%**	4.00%	4.59%
Expected stock price volatility	**48.31%**	38.31%	33.63%
Risk-free interest rate	**3.98%**	5.01%	5.08%
Expected option life (In years)	**10**	10	10

Income Taxes. Deferred income taxes, which result from temporary differences in the recognition of income and expense for financial statement and tax return purposes, are included in the calculation of income tax expense. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets and liabilities are recorded for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Employee Stock Ownership Plan. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share. Basic Earnings Per Share (EPS) are based on the weighted average number of common shares outstanding during the year. Diluted EPS are based on the weighted average number of common shares and common share equivalents outstanding during the year. Unearned ESOP shares are not considered outstanding for this calculation. See further discussion at Note 22.

Statements of Cash Flows. For purposes of the statement of cash flows, United Community considers all highly liquid investments with a term of three months or less to be cash equivalents. Net cash flows are reported for loan and deposit transactions.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See further discussion at Note 13.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 18. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income. Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Execution, Settlement and Financing of Securities Transactions. In the normal course of business, Butler Wick's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose Butler Wick to risk in the event the customer is unable to fulfill its contractual obligations. Butler Wick maintains cash and margin accounts for its customers located primarily in Ohio and western Pennsylvania.

Butler Wick's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Butler Wick extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer's accounts. In connection with these activities, Butler Wick executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose Butler Wick to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, Butler Wick may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Butler Wick seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Butler Wick monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Butler Wick's customer financing and securities settlement activities require Butler Wick to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, Butler Wick may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. Butler Wick controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, Butler Wick establishes credit limits for such activities and monitors compliance on a daily basis.

As a securities broker and dealer, a substantial portion of Butler Wick's transactions are collateralized. Butler Wick's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to Butler Wick.

Off Balance Sheet Financial Instruments. Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

New Accounting Standards. Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Operating Segments. Internal financial information is primarily reported and aggregated in two lines of business, retail banking and broker/dealer investment advisory services.

Dividend Restriction. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions currently pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

Reclassifications. Some items in the prior year financial statements were reclassified to conform to the current presentation.

2. SUBSEQUENT EVENT

On January 28, 2004, United Community offered to purchase up to 4 million shares, or approximately 11.7% of its outstanding shares, from shareholders at a price of $12.50 per share. The offer expires on March 1, 2004. This transaction is expected to result in a decrease in cash and cash equivalents of approximately $43 million, an increase in borrowings of approximately $4.2 million and a decrease in shareholders' equity of approximately $47.2 million, assuming all 4 million shares are repurchased.

3. ACQUISITIONS

On April 1, 2002, United Community acquired all of the capital stock of Potters Financial Corporation, the holding company for Potters Bank, an Ohio-chartered state savings bank. Potters Bank was merged into Home Savings. The assets acquired consisted principally of loans and securities.

United Community accounted for the acquisition as a purchase and has included Potters' results of operations from the effective date of the acquisition in its 2002 financial statements. Based on Potters 991,546 outstanding shares, the acquisition was valued at $23.6 million, which was paid in cash. The excess of the aggregate purchase price over the fair market value of net identifiable assets acquired, or goodwill, was approximately $11.7 million. In accordance with SFAS No. 142, goodwill is not amortized, but instead is evaluated for impairment. The core deposit intangible is subject to amortization on an accelerated basis over an estimated life of 20 years. Because the merger was structured as a tax free exchange, none of the goodwill is expected to be deductible for tax purposes.

On July 1, 2001, United Community acquired all of the capital stock of Industrial Bancorp, Inc., the holding company for The Industrial Savings and Loan Association (Industrial Savings), an Ohio-chartered savings and loan association, through the merger of Home Savings' subsidiary, UCFC Acquisition Subsidiary, Inc. into Industrial Bancorp, Inc. Industrial Savings was then merged into Home Savings. The assets acquired consisted principally of loans and securities.

United Community accounted for the acquisition as a purchase and has included Industrial Bancorp's results of operations from the effective date of the acquisition in its 2001 financial statements. Based on Industrial Bancorp's 4,284,751 outstanding shares, the acquisition was valued at $87.3 million, which was paid in cash. The excess of the aggregate purchase price over the fair market value of net identifiable assets acquired, or goodwill, was approximately $21.9 million. In accordance with SFAS No. 142, goodwill is not amortized, but instead is evaluated for impairment.

The core deposit intangible is subject to amortization on an accelerated basis over an estimated life of 15 years. Because the merger was structured as a tax free exchange, none of the goodwill is expected to be deductible for tax purposes.

4. CASH AND CASH EQUIVALENTS

Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. These reserves, which consisted of vault cash and deposits at the Federal Reserve Bank, totaled approximately $11.4 million and $14.7 million at December 31, 2003 and 2002.

5. SECURITIES

The components of securities are as follows:

December 31, 2003 (in thousands)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for Sale			
U.S. Treasury and agency securities	$ 58,748	$ 199	$ (24)
Corporate notes	5,062	38	-
Tax exempt municipals	10	2	-
Equity securities	8,930	1,453	(902)
Mortgage-related securities	154,775	1,158	(273)
Total	$ 227,525	$ 2,850	$ (1,199)

December 31, 2002 (in thousands)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for Sale			
U.S. Treasury and agency securities	$ 52,967	$ 495	$ -
Corporate notes	17,592	253	-
Tax exempt municipals	13	2	-
Equity securities	7,994	526	(384)
Mortgage-related securities	158,702	2,789	(46)
Total	$ 237,268	$ 4,065	$ (430)

The weighted average interest rate on marketable securities was 4.65% and 3.47% at December 31, 2003 and 2002, respectively. The corporate notes consist primarily of medium-term notes issued by corporations with investment grade ratings.

Securities available for sale by contractual maturity, repricing or expected call date are shown below:

December 31, 2003 (in thousands)	Fair Value
Due in one year or less	$ 33,866
Due after one year through five years	29,954
Mortgage related securities	154,775
Total	$ 218,595

Equity securities do not have a contractual maturity.

During the fourth quarter of 2002, United Community transferred securities with a carrying value of $54.6 million previously classified as held to maturity to available for sale. The unrealized gain on the securities transferred totaled $2.6 million. Management transferred these securities to provide more flexibility in managing interest rate risk. Future security purchases will all be classified as available for sale.

Sales of available for sale securities were as follows:

(in thousands)	2003	2002	2001
Proceeds	$ 22,325	$ 45,096	$ 22,435
Gross gains	847	2,127	442
Gross losses	8	-	50

Securities pledged for public funds deposits were approximately $12.9 million and $35.3 million at December 31, 2003 and 2002, respectively. See further discussion regarding pledged securities in Note 12.

United Community's trading securities consist of commercial paper, government obligations and an investment in mutual funds for the Butler Wick Retention Plan.

Investments in an unrealized loss position are as follows at December 31, 2003:

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
(IN THOUSANDS)						
Description of securities:						
US Treasury obligations and direct obligations of US government agencies	$ 3,525	$ (24)	$ -	$ -	$ 3,525	$ (24)
Corporate notes	-	-	-	-	-	-
Tax exempt municipals	-	-	-	-	-	-
Mortgage related securities	35,678	(263)	223	(10)	35,901	(273)
Subtotal, debt securities	39,203	(287)	223	(10)	39,426	(297)
Equity securities	-	-	4,098	(902)	4,098	(902)
Total temporarily impaired securities	$ 39,203	$ (287)	$ 4,321	$ (912)	$ 43,524	$ (1,199)

The securities that have been impaired less than twelve months include three U.S. treasury and agency positions along with seven mortgage related securities. These securities have unrealized losses due to the current level of interest rates.

Securities that have been impaired for a period greater than twelve months include two mortgage related securities and one position in FNMA preferred stock. The two mortgage related securities were originated in the late eighties, have low coupons and have relatively small balances. These factors make the securities fairly liquid. The securities continue to pay down and management expects to receive all principal owed on the securities.

The FNMA preferred security is a floating rate security which resets every two years based on the two year treasury. At the time of purchase in August of 2000, the yield curve was inverted. Since that time, the yield curve has become very steep and the attractiveness of this security has fallen. Management expects the value of the security to improve as rates rise and the yield curve begins to flatten.

6. LOANS

Loans consist of the following:

DECEMBER 31,	2003	2002
(IN THOUSANDS)		
Real Estate:		
Permanent:		
One- to four-family	$ 602,480	$ 889,199
Multifamily	149,547	79,760
Nonresidential	309,467	236,581
Land	14,511	5,812
Construction:		
One- to four-family	358,890	122,234
Multifamily and non residential	46,165	35,600
Total real estate	1,481,060	1,369,186
Consumer	218,763	155,520
Commercial	66,835	58,639
Total loans	1,766,658	1,583,345
Less:		
Loans in process	173,436	85,340
Allowance for loan losses	15,111	15,099
Deferred loan fees (expenses), net	1,617	4,693
Total	190,164	105,132
Loans, net	$ 1,576,494	$ 1,478,213

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments extend over various periods of time with the majority of such commitments disbursed within a sixty-day period. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit at fixed rates expose Home Savings to some degree of interest rate risk. Home Savings evaluates each customer's creditworthiness on a case-by-case basis. The type or amount of collateral obtained varies and is based on management's credit evaluation of the potential borrower. Home Savings normally has a number of outstanding commitments to extend credit. At December 31, 2003, there were outstanding commitments to originate $10.3 million of fixed-rate mortgage loans and other loans (with interest rates that ranged from 4.39% to 13.50%), $13.8 million of adjustable-rate loans, and $450,000 of commercial loans. At December 31, 2002, there were outstanding commitments to originate $16.0 million of fixed-rate mortgage loans and other loans (with interest rates that ranged from 4.50% to 7.75%), $12.0 million of adjustable-rate loans, and $135,000 of commercial loans. Terms of the commitments extend up to six months, but are generally less than two months.

At December 31, 2003, there were also outstanding unfunded consumer lines of credit of $77.1 million, which are adjustable-rate based on the prime interest rate, and commercial lines of credit of $155.2 million, which are adjustable-rate based on the prime lending index. At December 31, 2002, there were outstanding unfunded consumer lines of credit of $67.2 million, which were adjustable-rate based on the one-year U.S. Treasury index, and commercial lines of credit of $63.2 million, which were adjustable-rate based on the prime lending index. Generally, all lines of credit are renewable on an annual basis. Home Savings does not expect all of these lines to be used by the borrowers.

At December 31, 2003 and 2002, there were $7.6 million and $8.7 million, respectively, of outstanding stand-by letters of credit. These are issued to guarantee the performance of a customer to a third party. Stand-by letters of credit are generally contingent upon the failure of the customer to perform according to the terms of an underlying contract with the third party.

Home Savings' business activity is principally with customers located in Ohio. Except for residential loans in Home Savings' market area, Home Savings has no other significant concentrations of credit risk.

Allowance for Loan Losses. Changes in the allowance for loan losses are as follows:

Year ended December 31, (In thousands)	2003	2002	2001
Balance, beginning of year	**$ 15,099**	$ 11,480	$ 6,553
Acquired from Industrial Bancorp	**-**	-	2,795
Acquired from Potters Financial Corp.	**-**	1,869	-
Provision for loan losses	**3,179**	3,578	2,495
Amounts charged off	**(3,340)**	(1,967)	(395)
Recoveries	**173**	139	32
Balance, end of year	**$ 15,111**	$ 15,099	$ 11,480

Nonaccural loans (loans 90 days past due) were $13.0 million, $14.4 million and $10.9 million at December 31, 2003, 2002 and 2001. Restructured loans were $1.9 million, $1.3 million and $1.6 million at December 31, 2003, 2002 and 2001.

As of or for the year ended December 31, (In thousands)	2003	2002	2001
Impaired loans on which no specific valuation allowance was provided	**$ 4,366**	$ 2,365	$ 1,718
Impaired loans on which specific valuation allowance was provided	**1,514**	4,032	1,169
Total impaired loans at year-end	**5,880**	6,397	2,887
Specific valuation allowances on impaired loans at year-end	**277**	2,122	751
Average impaired loans during year	**6,628**	5,652	1,953
Interest income recognized on impaired loans during the year	**145**	177	163
Interest income received on impaired loans during the year	**288**	128	145
Interest income potential based on original contract terms of impaired loans	**539**	502	190

Nonaccrual, restructured and impaired loans are defined differently. Some loans may be included in all three categories, whereas other loans may only be included in one, or two of the categories.

Directors and officers of United Community, Home Savings and Butler Wick are customers of Home Savings in the ordinary course of business. The following describes loans to officers or directors of United Community, Home Savings and Butler Wick:

(IN THOUSANDS)	
Balance as of December 31, 2002	$ 1,475
New loans to officers and directors	603
Loan payments during 2003	(634)
Reductions due to changes in board or officer memberships	(117)
Balance as of December 31, 2003	$ 1,327

7. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others, which are not reported in United Community's assets, totaled $633.2 million and $386.4 million at December 31, 2003 and 2002.

Activity for capitalized mortgage servicing rights, included in other assets, was as follows:

(IN THOUSANDS)	**2003**	2002	2001
Balance, beginning of year	**$ 3,603**	$ 1,627	$ 1,322
Additions	**4,448**	2,979	509
Amortized to expense	**(2,494)**	(1,003)	(204)
Balance, end of year	**$ 5,557**	$ 3,603	$ 1,627

Activity in the valuation allowance for mortgage servicing rights was as follows:

(IN THOUSANDS)	**2003**	2002	2001
Balance, beginning of year	**$ -**	$ (22)	$ -
Additions	**(415)**	(100)	(22)
Recoveries	**339**	122	-
Balance, end of year	**$ (76)**	$ -	$ (22)

8. SECURITIZATIONS

Home Savings sold $90.4 million and $107.9 million in residential mortgage loans in securitization transactions in 2003 and 2002, respectively. The securities received in these transactions were then immediately sold. Gains of $4.2 million and $4.6 million were recorded on the sales. Home Savings retained servicing responsibilities for the loans, for which it receives servicing fees approximating 0.40% and 0.26%, respectively, of the outstanding balance of the loans.

For the loans securitized in 2003 and 2002, approximately $30.5 million and $33.9 million, respectively, of the loans had loan to value ratios greater than 80% and did not have sufficient mortgage insurance coverage on the delivery date. These loans were sold with recourse to Home Savings. This recourse obligation will terminate for each loan on June 30, 2005 and June 30, 2004, respectively, provided that on those dates, the applicable loan is not thirty days or more delinquent. If this criteria is not met, the recourse agreement on that loan will continue until such time as the loan becomes and remains current for a period of twelve consecutive scheduled monthly payments from the date of the last delinquency. Home Savings reduced the recorded gain from the securitizations by the fair value of the recourse obligations. As of December 31, 2003, approximately $23.6 million and $12.3 million, respectively, of these loans were still covered by the recourse obligations.

Home Savings also services loans from a securitization prior to 2002. Some of these loans are covered by recourse and/or indemnification provisions specific to that sale. At December 31, 2003, approximately $257,000 in loans are covered by a recourse agreement, approximately $19.0 million in loans are covered by an indemnification agreement, and approximately $92,000 in loans are covered by both recourse and indemnification agreements.

Cash flows from all securitizations of mortgage loans were as follows:

(IN THOUSANDS)	**2003**	2002
Securitization proceeds	**$ 93,983**	$ 108,895
Servicing fees received	**418**	356

An analysis of the activity in securitizations serviced by Home Savings during 2003 and 2002 follows:

December 31,	**2003**	2002
Balance at beginning of year (IN THOUSANDS):		
Principal balance of loans	**$ 156,995**	$ 102,487
Amortized cost of servicing rights	**1,350**	929
Servicing rights as a % of principal	**0.86%**	0.91%
New securitizations during the year:		
Principal balance of loans	**90,413**	107,897
Fair value of servicing rights	**741**	1,215
Servicing rights as a % of principal	**0.82%**	1.13%
Principal payments received on loans securitized	**(118,647)**	(53,389)
Balance at end of year:		
Principal balance of loans	**128,761**	156,995
Amortized cost of servicing rights	**1,005**	1,350
Servicing rights as a % of principal	**0.78%**	0.86%

In the securitization transactions, Home Savings retained residual interests in the form of servicing assets. The servicing assets represent the allocated value of retained servicing rights on the loans securitized.

December 31,	2003	2002
Other information at end of period		
Weighted average rate of loans	**6.73%**	6.99%
Weighted average maturity of loans in months	**284**	290
Principal balance of loans 30 days or more past due (in thousands)	**$546**	$243
Fair value assumptions		
Discount rate	**8.00%**	8.00%
Weighted average prepayment assumptions	**364 PSA**	249 PSA

The following table indicates how the fair value of the servicing rights might decline if the assumptions change unfavorably in two different magnitudes:

December 31,	2003	2002
(in thousands)		
Fair value at end of year	**$ 1,362**	$ 1,427
Weighted average life (in months)	**69**	74
Projected fair value based on:		
Increase in PSA of 50	**1,251**	1,307
Increase in PSA of 100	**1,157**	1,208

The effect of adverse changes is hypothetical and should not be extrapolated to other changes, as the effects are not linear.

9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31,	Estimated Life	2003	2002
(in thousands)			
Land and improvements		**$ 6,188**	$ 4,898
Buildings	Up to 39 years	**16,483**	14,590
Leasehold improvements	10 years	**1,110**	1,106
Furniture and equipment	3-5 years	**15,833**	14,557
		39,614	35,151
Less: Accumulated depreciation and amortization		**19,104**	15,149
Total		**$ 20,510**	$ 20,002

Rent expense was $1.0 million for 2003, $924,000 for 2002 and $937,000 for 2001. Rent commitments under noncancelable operating leases for offices were as follows, before considering renewal options that generally are present:

(in thousands)	
2004	$ 1,128
2005	1,090
2006	868
2007	692
2008	585
Thereafter	555
Total	$ 4,918

10. GOODWILL AND INTANGIBLE ASSETS

Goodwill. The change in the carrying amount of goodwill for the year is as follows:

(in thousands)	
Balance as of December 31, 2001	$ 19,664
Goodwill acquired during the period	13,929
Balance as of December 31, 2002	$ 33,593
Goodwill acquired during period	-
Balance as of December 31, 2003	$ 33,593

Acquired Intangible Assets

As of December 31,	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(In thousands)				
Amortized intangible assets:				
Core deposit intangibles	$ 8,952	$ 5,165	$ 8,952	$ 3,851
Total	$ 8,952	$ 5,165	$ 8,952	$ 3,851

Estimated amortization expense:	
For the year ended	
December 31, 2004	$ 899
December 31, 2005	666
December 31, 2006	512
December 31, 2007	400
December 31, 2008	313

Aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 were $1.3 million, $2.2 million and $1.7 million, respectively.

11. DEPOSITS

Deposits consist of the following:

December 31,	2003	2002
(In thousands)		
Checking accounts:		
Interest-bearing	$ 115,724	$ 110,657
Noninterest-bearing	63,442	56,452
Savings accounts	312,210	302,276
Money market accounts	190,117	194,173
Certificates of deposit	742,205	818,343
Total deposits	$ 1,423,698	$ 1,481,901

Interest expense on deposits is summarized as follows:

Year ended December 31,	2003	2002	2001
(In thousands)			
Interest-bearing demand deposits	$ 3,113	$ 5,319	$ 5,446
Savings accounts	2,347	4,946	5,212
Certificates of deposit	25,440	34,668	37,353
Total	$ 30,900	$ 44,933	$ 48,011

A summary of certificates of deposit by maturity follows:

December 31,	2003
(In thousands)	
Within 12 months	$ 342,394
12 months to 24 months	171,404
24 months to 36 months	39,592
36 months to 48 months	89,714
48 months to 60 months	79,368
Over 60 months	19,733
Total	$ 742,205

A summary of certificates of deposit with balances of $100,000 or more by maturity is as follows:

December 31,	2003	2002
(In thousands)		
Three months or less	$ 29,027	$ 36,778
Over three months to six months	11,986	34,551
Over six months to twelve months	23,711	30,642
Over twelve months	83,686	65,748
Total	$ 148,410	$ 167,719

Deposits in excess of $100,000 are not federally insured. Home Savings did not have brokered deposits for the years ended December 31, 2003 and 2002.

12. OTHER BORROWED FUNDS

The following is a summary of short-term borrowings:

December 31,	2003		2002	
(In thousands)	Amount	Weighted average rate	Amount	Weighted average rate
Variable interest revolving line of credit	$ 19,295	0.96%	$ 11,221	1.05%
Securities sold under repurchase agreement	19,394	1.22%	14,614	1.56%
Transaction loans; 30 year amortization; 15 year balloon	1,196	7.42%	1,217	7.43%
Overnight FHLB advances	101,250	1.03%	-	-%
Total short-term borrowings	$141,135		$ 27,052	

The following is a summary of term FHLB borrowings:

December 31,	2003		2002	
Year of Maturity	Amount	Weighted average rate	Amount	Weighted average rate
(in thousands)				
2003	$ -	-%	$ 10,893	4.44%
2004	18,000	4.83%	18,742	4.73%
2005	19,000	5.01%	18,615	5.14%
2006	122,000	4.60%	118,509	4.66%
2007	15,500	3.64%	14,421	3.75%
2008	1,500	2.93%	-	-%
Thereafter	21,328	3.83%	1,792	3.70%
Total term borrowings	$ 197,328		$ 182,972	
Total borrowings	$ 338,463		$ 210,024	

Home Savings has available credit, subject to collateral requirements, with the FHLB of $434.2 million, of which $298.6 million was used at December 31, 2003. All advances from the FHLB of Cincinnati are secured by a blanket mortgage collateral agreement for 125% of outstanding advances, amounting to $373.2 million at December 31, 2003. Butler Wick has a revolving line of credit, which is fully collateralized by securities valued at $24.0 million and $6.6 million at December 31, 2003 and 2002. Securities worth $27.4 million are being held at the Federal Reserve Bank as collateral for a repurchase agreement as of December 31, 2003.

During 2002, United Community incurred approximately $1.3 million in costs associated with the early extinguishment of debt with FHLB. Management established that it was advantageous to extinguish debt early and incur the associated fees due to the current economic conditions and cash inflows from loans sold.

13. LOSS CONTINGENCY

In September 2003, an arbitration proceeding was initiated against Butler Wick and a broker employed by Butler Wick asserting certain claims. The claimants seek compensatory damages of $6.9 million, interest of 10% per annum; litigation costs, including attorneys' fees, and punitive damages of at least $7.0 million in connection with alleged losses experienced in their securities brokerage account. Butler Wick and the broker responded in November 2003 by filing a Statement of Answer in which they denied the claims. The parties have not selected an arbitration panel, scheduled a hearing date, or exchanged documents. Butler Wick intends to vigorously defend the claims. It is not possible to make a reasonable estimate of financial exposure, if any, at this time, and no loss accruals have been recorded in connection with this matter.

14. INCOME TAXES

The provision for income taxes consists of the following components:

Year ended December 31,	2003	2002	2001
(in thousands)			
Current	$ 12,926	$ 11,986	$ 7,374
Deferred	(361)	(1,210)	2,135
Total	$ 12,565	$ 10,776	$ 9,509

A reconciliation from tax at the statutory rate to the income tax provision is as follows:

Year ended December 31,	2003		2002		2001	
	Dollars	Rate	Dollars	Rate	Dollars	Rate
(in thousands)						
Tax at statutory rate	$ 12,427	35.0%	$ 11,057	35.0%	$ 8,816	35.0%
Increase (decrease) due to:						
Intangible amortization	-	-	-	-	585	2.3
Change in valuation allowance	-	-	(400)	(1.3)		
State taxes	(40)	(0.1)	(11)	(-)	(29)	(0.1)
Other	178	0.5	130	0.4	137	0.6
Income tax provision	$ 12,565	35.4%	$ 10,776	34.1%	$ 9,509	37.8%

Significant components of the deferred tax assets and liabilities are as follows:

DECEMBER 31,	2003	2002
(IN THOUSANDS)		
Deferred tax assets:		
Charitable contribution	**$ -**	$ 394
Loan loss reserves	**5,289**	5,293
Postretirement benefits	**1,464**	1,023
Deferred loan fees	**563**	1,093
ESOP shares released	**1,162**	1,026
Compensation accruals	**1,347**	721
Other	**678**	1,206
Deferred tax assets	**10,503**	10,756
Deferred tax liabilities:		
Purchase accounting adjustments	**2,140**	2,841
Original issue discount	**1,388**	2,082
FHLB stock dividends	**5,126**	4,827
Unrealized gain on securities available for sale	**606**	1,272
Loan servicing	**1,919**	1,261
Other	**340**	516
Deferred tax liabilities	**11,519**	12,799
Net deferred tax liability	**$ (1,016)**	$ (2,043)

During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including Home Savings, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserves (deduction based on the percentage of taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six-year period beginning in 1996. The recapture has no effect on Home Savings' statement of income as income taxes were provided for in prior years in accordance with SFAS 109, "Accounting for Income Taxes." The timing of this recapture was delayed for two years because Home Savings originated more residential loans in that period than the average originations in the past six years. Beginning in 1998, Home Savings began to recapture the excess reserves in the amount of $6.1 million resulting in payments totaling $2.1 million, which have been previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements in the case of certain excess distributions to, and redemptions of, shareholders or if Home Savings no longer qualifies as a "bank."

Tax bad debt deductions accumulated prior to 1988 by Home Savings are approximately $21.1 million. A deferred income tax liability of $7.3 million has not been provided on these bad debt deductions and no recapture of these amounts is anticipated.

15. SHAREHOLDERS' EQUITY

Dividends. United Community's source of funds for dividends to its shareholders are earnings on its investments and dividends from Home Savings and Butler Wick. During the year ended December 31, 2003, United Community paid regular dividends in the amount of $9.4 million. While Home Savings' primary regulator is the FDIC, the OTS has regulations that impose certain restrictions on payments of dividends to United Community.

Home Savings must file an application with, and obtain approval from, the OTS (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus retained net income (as defined) for the preceding two years; (ii) if Home Savings would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Home Savings and the OTS or the FDIC, or any condition imposed on Home Savings in an OTS-approved application or notice. If Home Savings is not required to file an application, it must file a notice of the proposed capital distribution with the OTS. As of December 31, 2003, Home Savings had $4.4 million of retained earnings that could be distributed without requiring the prior approval of the OTS.

Other Comprehensive Income. Other comprehensive income included in the Consolidated Statements of Shareholders' Equity consists solely of unrealized gains and losses on available for sale securities. The change includes reclassification of gains or losses on sales of securities of $545,000, $1.3 million and $217,000 for the years ended December 31, 2003, 2002 and 2001.

Liquidation Account. At the time of the Conversion, Home Savings established a liquidation account, totaling $141.4, which was equal to its regulatory capital as of the latest practicable date prior to the Conversion. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

16. REGULATORY CAPITAL REQUIREMENTS

Home Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United Community. The regulations require Home Savings to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of Home Savings' assets, liabilities and certain off balance sheet items as calculated under regulatory accounting practices.

Home Savings capital classification is also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Home Savings to maintain minimum amounts and ratios of Leverage (or Core) and Tangible capital (as defined in the regulations) to adjusted total assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined). Actual and required capital amounts and ratios are presented below.

As of December 31, 2003	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(in thousands)						
Total capital (to risk-weighted assets)	$ 172,271	10.56%	$ 130,465	8.00%	$ 163,081	10.00%
Tier 1 capital (to risk-weighted assets)	157,160	9.64	*	*	97,849	6.00
Leverage (Tier 1) capital (to adjusted total assets)	157,160	8.22	76,465	4.00	95,581	5.00
Tangible capital (to adjusted total assets)	157,160	8.22	28,674	1.50	*	*

As of December 31, 2002	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(in thousands)						
Total capital (to risk-weighted assets)	$ 163,419	12.61%	$ 103,656	8.00%	$ 129,569	10.00%
Tier 1 capital (to risk-weighted assets)	150,821	11.64	*	*	77,742	6.00
Leverage (Tier 1) capital (to adjusted total assets)	150,821	8.05	74,954	4.00	93,693	5.00
Tangible capital (to adjusted total assets)	150,821	8.05	28,108	1.50	*	*

**Ratio is not required under regulations.*

As of December 31, 2003 and 2002, the FDIC and OTS, respectively categorized Home Savings as well capitalized under the regulatory framework for Prompt Corrective Action. To be categorized as well capitalized, Home Savings must maintain minimum Leverage, Tier 1 and total capital ratios as set forth in the table above. There are no conditions or events since that notification that have changed Home Savings' category.

Management believes, as of December 31, 2003, that Home Savings meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which Home Savings' loans and securities are concentrated, could adversely affect future earnings and, consequently, Home Savings' ability to meet its future capital requirements.

Butler Wick is subject to regulatory capital requirements set forth by the Securities and Exchange Commission's Uniform Net Capital Rule. Butler Wick has elected to use the alternative method, permitted by rule, which requires Butler Wick to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, Butler Wick had net capital of $8.2 million, which was 50% of aggregate debit balances and $7.9 million in excess of required minimum net capital.

17. BENEFIT PLANS

Other Postretirement Benefit Plans. In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that was curtailed in 2000 to provide postretirement medical benefits for employees who have worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding. Information about changes in obligations of the benefit plan follows:

Year ended December 31,	2003	2002
	Postretirement Plan	
(In thousands)		
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 3,686**	$ 2,861
Service cost	**6**	19
Interest cost	**226**	256
Actuarial loss	**288**	787
Benefits paid	**(274)**	(237)
Benefit obligation at end of the year	**$ 3,932**	$ 3,686
Funded status of the plan	**$ (3,932)**	$ (3,686)
Unrecognized net gain from past experience different from that assumed and effects of changes in assumptions	**(34)**	(337)
Prior service cost not yet recognized in net periodic benefit cost	**(6)**	(7)
Accrued benefit cost	**$ (3,972)**	$ (4,030)

Components of net periodic benefit cost/(gain) are as follows:

Year ended December 31,	2003	2002	2001
		Postretirement Plan	
(In thousands)			
Service cost	**$ 6**	$ 19	$ 13
Interest cost	**226**	256	194
Expected return on plan assets	**-**	-	-
Net amortization of prior service cost	**(1)**	(1)	(1)
Recognized net actuarial gain	**(15)**	-	(1,167)
Net periodic benefit cost/(gain)	**$ 216**	$ 274	$ (961)
Assumptions used in the valuations were as follows:			
Weighted average discount rate	**6.00%**	6.75%	7.25%

The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits (i.e., health care cost trend rate) used in the 2003 valuation was 20% and was assumed to decrease to 5.5% for the year 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2003:

	1 Percentage Point Increase	1 Percentage Point Decrease
(IN THOUSANDS)		
Effect on total of service and interest cost components	$ 22	$ (19)
Effect on the postretirement benefit obligation	$ 378	$ (328)

401(k) Savings Plan. Home Savings sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Home Savings' matching contribution is discretionary and may be changed from year to year. For 2003, 2002 and 2001, Home Savings' match was 50% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Home Savings contributions upon completion of three years of service. For the years ended 2003, 2002 and 2001, the expense related to this plan was approximately $433,000, $396,000 and $308,000.

Butler Wick also sponsors a defined contribution 401(k) savings plan, which covers substantially all employees who have completed one year of service. Under the provisions of the plan, Butler Wick's matching contribution is discretionary and may be changed from year to year. For 2003, 2002 and 2001, Butler Wick's match was 25% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Butler Wick contributions upon completion of six years of service. For the years ended 2003, 2002 and 2001, the expense related to this plan was approximately $133,000, $132,000 and $126,000.

Employee Stock Ownership Plan. In conjunction with the Conversion, United Community established an Employee Stock Ownership Plan (ESOP) for the benefit of the employees of United Community and Home Savings. All full-time employees who meet certain age and years of service criteria are eligible to participate in the ESOP. An ESOP is a tax-qualified retirement plan designed to invest primarily in the stock of United Community. The ESOP borrowed $26.8 million from United Community to purchase 2,677,250 shares in conjunction with the conversion. The term of the loan is 15 years and is being repaid primarily with contributions from Home Savings to the ESOP.

The loan is collateralized by the shares of common stock held by the ESOP. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants on the basis of compensation as described in the plan. Compensation expense is determined by multiplying the average per share market price of United Community's stock during the period by the number of shares to be released. United Community recognized approximately $2.8 million, $2.4 million and $2.1 million in compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively, related to the ESOP. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the loan (and Home Savings' contribution is reduced accordingly). Shares released or committed to be released for allocation during the years ended December 31, 2003, 2002 and 2001 totaled 294,802, 294,802 and 294,802 and had a combined fair market value of $10.1 million. Shares remaining not released or committed to be released for allocation at December 31, 2003 totaled 2.7 million and had a market value of approximately $30.9 million.

Recognition and Retention Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Recognition and Retention Plan (RRP). The purpose of the plan is to reward and retain directors, officers and employees of United Community and Home Savings who are in key positions of responsibility by providing them with an ownership interest in United Community. Under the RRP, recipients are entitled to receive dividends and have voting rights on their respective shares, but are restricted from selling or transferring the shares prior to vesting.

In August 1999, United Community awarded 1,342,334 common shares to eligible individuals. Approximately one-fifth of the number of shares awarded, or 268,638 shares, vested on the date of grant. The remaining 1,073,696 shares vest ratably on each of the first four anniversary dates of the plan. In August 2000, United Community awarded 46,291 common shares to eligible individuals. Approximately two-fifths of the number of shares awarded, or 18,517 shares, vested on the date of grant. The remaining 27,774 shares vest ratably on each of the first three anniversary dates of the plan. In August 2002, United Community awarded 69,677 common shares to eligible individuals. Approximately one-half of the shares awarded, or 34,839 shares, vested on the date of grant. The remaining 34,838 shares vested on the first anniversary date. In August 2003, United Community awarded 2,376 common shares to eligible individuals, all of which vested immediately upon grant. As of December 31, 2003, there are no shares available for future grants.

The aggregate fair market value of the unvested RRP shares is considered unearned compensation at the time of grant and is amortized over the vesting period. Compensation expense recognized in 2003, 2002 and 2001 related to the RRP was $1.2 million, $1.9 million and $1.6 million.

Retention Plan. In connection with the Butler Wick acquisition, United Community established and funded a $3.7 million retention plan into a Rabbi Trust. Participants in the retention plan become vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or Butler Wick. If a participant voluntarily leaves the employ of Butler Wick or a subsidiary, or is fired for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to him or her under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. Retention plan expense, including fair value adjustments related to the assets in Rabbi Trust, was $1.6 million, $126,000 and $(73,000) for 2003, 2002 and 2001.

Long-Term Incentive Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Long-Term Incentive Plan (Incentive Plan). The purpose of the Incentive Plan is to promote and advance the interests of United Community and its shareholders by enabling United Community to attract, retain and reward directors, directors emeritus, managerial and other key employees of United Community, including Home Savings and Butler Wick, by facilitating their purchase of an ownership interest in United Community.

The Incentive Plan provides for the grant of options, which may qualify as either incentive or nonqualified stock options. The incentive plan provides that option prices will not be less than the fair market value of the stock at the grant date. The maximum number of common shares that may be issued under the plan is 3,471,562. All of the options awarded became exercisable on the date of grant. The option period expires 10 years from the date of grant. A summary of activity in the plan is as follows:

As of December 31,	2003		2002		2001	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	**1,909,615**	**$ 7.01**	1,307,496	$ 6.79	629,085	$ 6.97
Granted	**742,654**	**8.97**	715,710	7.40	771,390	6.66
Exercised	**(171,873)**	**7.08**	(75,538)	6.84	(1,126)	6.66
Forfeited	**(11,774)**	**7.86**	(38,053)	6.93	(91,853)	6.95
Outstanding at end of year	**2,468,622**	**7.60**	1,909,615	7.01	1,307,496	6.79
Options exercisable at year end	**2,468,622**	**$ 7.60**	1,909,615	$ 7.01	1,307,496	$ 6.79
Weighted-average fair value of options granted during year		**$ 3.65**		$ 2.44		$ 1.83

Outstanding stock options have a weighted average remaining life of 7.79 years and may be exercised on the range of $6.656 to $8.97.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by United Community using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that United Community could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, margin accounts, accrued interest receivable and payable and advance payments by borrowers for taxes and insurance. The carrying amounts as reported in the Statements of Financial Condition are a reasonable estimate of fair value due to their short-term nature.

Securities. Fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans. The fair value is estimated by discounting the future cash flows using the current market rates for loans of similar maturities with adjustments for market and credit risks.

Loans held for sale. The fair value of loans held for sale is based on market quotes.

Federal Home Loan Bank stock. The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the Federal Home Loan Bank are executed at par.

Deposits. The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Other borrowed funds. The fair value of borrowings is the amount payable on demand at the reporting date.

Off balance sheet commitments. The fair value of commitments is considered to be nominal.

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Community's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United Community's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a significant asset not considered a financial asset is premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

DECEMBER 31,	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(IN THOUSANDS)				
Assets:				
Cash and cash equivalents	$ 81,155	$ 81,155	$ 110,936	$ 110,936
Securities:				
Trading	15,600	15,600	5,060	5,060
Available for sale	227,525	227,525	237,268	237,268
Loans held for sale	37,715	37,824	45,825	46,828
Loans	1,576,494	1,603,241	1,478,213	1,510,558
Margin accounts	14,388	14,388	14,809	14,809
Federal Home Loan Bank stock	21,924	21,924	21,069	21,069
Accrued interest receivable	8,443	8,443	20,002	20,002
Liabilities:				
Deposits:				
Checking, savings and money market accounts	(681,493)	(681,493)	(663,558)	(663,558)
Certificates of deposit	(742,205)	(758,894)	(818,343)	(835,753)
Other borrowed funds	(338,463)	(344,703)	(210,024)	(220,029)
Advance payments by borrowers for taxes and insurance	(10,721)	(10,721)	(5,996)	(5,996)
Accrued interest payable	(970)	(970)	(1,126)	(1,126)

19. STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

Supplemental disclosures of cash flow information are summarized below:

YEAR ENDED DECEMBER 31,	2003	2002	2001
(IN THOUSANDS)			
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings, net of amounts capitalized	$ 40,408	$ 56,093	$ 62,963
Interest capitalized on borrowings	21	-	-
Income taxes	14,570	11,878	7,471
Supplemental schedule of noncash activities:			
Loans transferred to held for sale	11,341	8,418	120,981
Transfers from loans to real estate owned	2,224	2,025	851
Securities held to maturity transferred to available for sale	-	54,927	-

20. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Statement of Financial Condition

December 31,	2003	2002
(in thousands)		
Assets		
Cash and deposits with banks	$ 1,082	$ 447
Federal funds sold and other	43,213	44,683
Total cash and cash equivalents	44,295	45,130
Securities:		
Trading	4,071	3,155
Available for sale	4,832	3,375
Note receivable	20,071	21,506
Accrued interest receivable	1	11
Investment in subsidiary-Home Savings	195,222	191,845
Investment in subsidiary-Butler Wick	15,388	13,960
Other assets	535	-
Total assets	$ 284,415	$ 278,982
Liabilities and Shareholders' Equity		
Accrued expenses and other liabilities	$ 4,577	$ 4,413
Total liabilities	4,577	4,413
Total shareholders' equity	279,836	274,569
Total liabilities and shareholders' equity	$ 284,415	$ 278,982

Condensed Statement of Income

Year ended December 31,	2003	2002	2001
(in thousands)			
Income			
Cash dividends from subsidiary	$ 22,000	$ 30,000	$ -
Interest income	1,871	2,191	3,752
Noninterest income	873	(574)	(862)
Total income	24,744	31,617	2,890
Expenses			
Interest expense	-	-	385
Noninterest expenses	984	988	986
Total expenses	984	988	1,371
Income before income taxes	23,760	30,629	1,519
Income taxes	692	238	602
Income before equity in undistributed net earnings of subsidiaries	23,068	30,391	917
Equity in undistributed net earnings of subsidiaries	(128)	(9,574)	14,762
Net income	$ 22,940	$ 20,817	$ 15,679

Condensed Statement of Cash Flows

Year ended December 31,	2003	2002	2001
(in thousands)			
Cash Flows from Operating Activities			
Net Income	$ 22,940	$ 20,817	$ 15,679
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of the subsidiaries	128	9,574	(14,762)
Amortization of premiums and accretion of discounts	-	15	(1)
Net gains	-	(76)	(1)
Decrease (increase) in interest receivable	10	(10)	370
(Increase) decrease in other assets	(519)	4,333	(4,294)
(Decrease) increase in other liabilities	(1,764)	1,774	(789)
(Increase) decrease in trading securities	(916)	614	803
Net cash from operating activities	19,879	37,041	(2,995)
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Securities available for sale	-	3,708	37,665
Proceeds from sale of:			
Securities available for sale	-	162	350
Purchases of:			
Securities available for sale	(527)	(4,357)	(356)
ESOP loan repayment	534	335	146
Net cash from investing activities	7	(152)	37,805
Cash Flows from Financing Activities			
Dividends paid	(9,429)	(9,636)	(9,790)
Net decrease in borrowed funds	-	-	(12,000)
Purchase of treasury stock	(12,233)	(4,386)	(11,038)
Exercise of stock options	941	365	8
Net cash from financing activities	(20,721)	(13,657)	(32,820)
(Decrease) increase in cash and cash equivalents	(835)	23,232	1,990
Cash and cash equivalents, beginning of year	45,130	21,898	19,908
Cash and cash equivalents, end of year	$ 44,295	$ 45,130	$ 21,898

21. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report information about operating segments in financial statements. United Community has two principal segments, retail banking and broker/dealer investment advisory services. Retail banking provides consumer and business banking services. Broker/dealer investment advisory services provide investment brokerage services and a network of integrated financial services. The accounting policies of the segments are the same as those described in Note 1. Condensed statements of income and selected financial information by operating segment for the years ended December 31, 2003, 2002 and 2001 are as follows:

(IN THOUSANDS)	Retail Banking	Broker/Dealer Investment Advisory Services	Eliminations	Total
2003				
Results of Operations				
Total interest income	**$ 112,203**	**$ 1,153**	**$ (1,693)**	**$ 111,663**
Total interest expense	**41,724**	**221**	**(1,693)**	**40,252**
Net interest income after provision for loan loss	**67,300**	**932**	**-**	**68,232**
Noninterest income	**18,795**	**22,050**	**-**	**40,845**
Noninterest expense	**50,277**	**23,295**	**-**	**73,572**
Income before tax	**35,818**	**(313)**	**-**	**35,505**
Income tax	**12,675**	**(110)**	**-**	**12,565**
Net income	**$ 23,143**	**$ (203)**	**-**	**$ 22,940**
Selected Financial Information				
Total assets	**$ 2,267,792**	**$ 37,958**	**$ (231,867)**	**$ 2,073,883**
Capital expenditures	**3,714**	**311**	**-**	**4,025**
Depreciation and amortization	**3,049**	**495**	**-**	**3,544**
2002				
Results of Operations				
Total interest income	$ 126,690	$ 1,073	$ (1,803)	$ 125,960
Total interest expense	55,821	218	(1,803)	54,236
Net interest income after provision for loan loss	67,291	855	-	68,146
Noninterest income	12,442	19,364	-	31,806
Noninterest expense	48,878	19,481	-	68,359
Income before tax	30,855	738	-	31,593
Income tax	10,515	261	-	10,776
Net income	$ 20,340	$ 477	-	$ 20,817
Selected Financial Information				
Total assets	$ 2,191,205	$ 26,748	$ (227,822)	$ 1,990,131
Capital expenditures	3,656	246	-	3,902
Depreciation and amortization	2,403	545	-	2,948

(IN THOUSANDS)	Retail Banking	Broker/Dealer Investment Advisory Services	Eliminations	Total
2001				
Results of Operations				
Total interest income	$ 114,295	$ 1,982	$ (2,288)	$ 113,989
Total interest expense	58,516	819	(2,288)	57,047
Net interest income after provision for loan loss	53,284	1,163	-	54,447
Noninterest income	8,659	19,790	-	28,449
Noninterest expense	37,434	20,274	-	57,708
Income before tax	24,509	679	-	25,188
Income tax	9,263	246	-	9,509
Net income	$ 15,246	$ 433	$ -	$ 15,679
Selected Financial Information				
Total assets	$ 2,145,275	$ 35,977	$ (236,472)	$ 1,944,780
Capital expenditures	2,407	362	-	2,769
Depreciation and amortization	1,675	548	-	2,223

22. EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic computation plus the dilutive effect of potential common shares that could be issued under outstanding stock options and the RRP. No shares of common stock were anti-dilutive for the periods ended December 31, 2003, 2002 and 2001.

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2003	2002	2001
Basic Earnings Per Share:			
Net income applicable to common stock	**$ 22,940**	$ 20,817	$ 15,679
Weighted average common shares outstanding	**31,353**	31,859	32,176
Basic earnings per share	**$ 0.73**	$ 0.65	$ 0.49
Diluted Earnings Per Share:			
Net income applicable to common stock	**$ 22,940**	$ 20,817	$ 15,679
Weighted average common shares outstanding	**31,353**	31,859	32,176
Dilutive effect of restricted stock	**-**	130	154
Dilutive effect of stock options	**431**	336	35
Weighted average common shares outstanding for dilutive computation	**31,784**	32,325	32,365
Diluted earnings per share	**$ 0.72**	$ 0.65	$ 0.48

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly data for each of the years indicated.

(Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
(IN THOUSANDS, EXCEPT PER SHARE DATA)					
2003:					
Total interest income	**$ 29,741**	**$ 28,304**	**$ 27,045**	**$ 26,573**	**$ 111,663**
Total interest expense	**11,232**	**10,177**	**9,515**	**9,328**	**40,252**
Net interest income	**18,509**	**18,127**	**17,530**	**17,245**	**71,411**
Provision for loan losses	**696**	**1,702**	**571**	**210**	**3,179**
Noninterest income	**7,975**	**13,169**	**10,303**	**9,398**	**40,845**
Noninterest expense	**18,155**	**18,729**	**18,369**	**18,319**	**73,572**
Income taxes	**2,653**	**3,837**	**3,110**	**2,965**	**12,565**
Net income	**$ 4,980**	**$ 7,028**	**$ 5,783**	**$ 5,149**	**$ 22,940**
Earnings per share:					
Basic	**$ 0.16**	**$ 0.22**	**$ 0.18**	**$ 0.17**	**$ 0.73**
Diluted	**0.16**	**0.22**	**0.17**	**0.17**	**0.72**
2002:					
Total interest income	$ 31,216	$ 32,458	$ 31,548	$ 30,828	$ 125,960
Total interest expense	14,893	13,726	13,152	12,465	54,236
Net interest income	16,233	18,732	18,396	18,363	71,724
Provision for loan losses	696	532	750	1,600	3,578
Noninterest income	7,895	8,512	6,496	8,903	31,806
Noninterest expense	16,752	17,365	15,973	18,269	68,359
Income taxes	2,425	3,350	2,964	2,037	10,776
Net income	$ 4,255	$ 5,997	$ 5,205	$ 5,360	$ 20,817
Earnings per share:					
Basic	$ 0.13	$ 0.19	$ 0.16	$ 0.17	$ 0.65
Diluted	0.13	0.19	0.16	0.17	0.65

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
United Community Financial Corp.
Youngstown, OH

We have audited the accompanying consolidated statements of financial condition of United Community Financial Corp. as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of United Community's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Financial Corp. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



Crowe Chizek and Company LLC

Cleveland, Ohio
January 28, 2004

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shareholder information

United Community Financial Corp.
is traded on The Nasdaq Stock Market
under the ticker symbol UCFC.

Annual Report on Form 10-K

A copy of the Annual Report on
Form 10-K filed with the Securities
and Exchange Commission is available
without charge upon request to:

Patrick A. Kelly, CFO and Treasurer
United Community Financial Corp.
275 Federal Plaza West
P.O. Box 1111
Youngstown, Ohio 44501-1111
Phone: 330-742-2592

For additional information,
visit our websites at:

www.ucfconline.com
www.homesavings.com
www.butlerwick.com

Annual Meeting

The Annual Meeting of Shareholders of
United Community Financial Corp. will be
held at 10:00 a.m. on Thursday, April 29,
2004 at:

Mr. Anthony's
7440 South Ave.
Youngstown, Ohio 44512

Shareholder Services

The Registrar & Transfer Company serves
as transfer agent for United Community's
shares. Communications regarding change
of address, transfer of shares or lost
certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Dr.
Cranford, New Jersey 07016
Phone: 800-368-5948
www.rtco.com

Legal Counsel

Vorys, Sater, Seymour and Pease, LLP
Atrium Two, 221 E. Fourth St.
Suite 2000
P.O. Box 0236
Cincinnati, Ohio 45201-0236

SAFE HARBOR STATEMENT

This document includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "expect," "believe," "hope," "plan" and "grow," as well as similar phrases, are forward-looking in nature. The statements regarding continued implementation of United Community's strategic plan are also forward-looking in nature. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks include, among other factors, the acceptance of new products and services in the marketplace, overall economic conditions, regulatory findings and the success of finding new opportunities for product and geographic expansion. For a more complete list of risk factors, please read United Community's Form 10-K filed with the Securities and Exchange Commission.



UNITED COMMUNITY
FINANCIAL CORP

275 Federal Plaza West
Youngstown, Ohio 44503
330.742.0500
T.D.D. 330.743.7100